Filed Pursuant to Rule 424(b)(4)
Registration Statement No. 333-160113

PROSPECTUS SUPPLEMENT

(To Prospectus dated June 29, 2009)

5,556,000 Shares

OceanFirst Financial Corp.

Common Stock

We are offering 5,556,000 shares of our common stock, par value $0.01 per share. Our common stock is listed on the Nasdaq Global Select Market under the symbol “OCFC.” On October 28, 2009, the closing price of our common stock on the Nasdaq Global Select Market was $9.65 per share.

The shares of common stock are not savings accounts, deposits or other obligations of a bank or savings institution and are not insured or guaranteed by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other government entity.

Investing in our common stock involves significant risks. See “Risk Factors” beginning on page S-15 of this prospectus supplement as well as “Risk Factors” contained in the documents incorporated by reference in this prospectus supplement and the accompanying base prospectus. See “Documents Incorporated by Reference” herein.

	Per Share	Total
Public offering price	$9.00	$50,004,000
Underwriting discounts and commissions	$0.45	$2,500,200
Proceeds, before expenses, to us	$8.55	$47,503,800

The underwriters also may purchase up to an additional 833,400 shares of common stock within 30 days of the date of this prospectus supplement to cover over-allotments, if any.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying base prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on or about November 3, 2009.

Joint Book-Running Managers
SANDLER O’NEILL + PARTNERS, L.P.	Stifel Nicolaus

Co-Managers

KEEFE, BRUYETTE & WOODS	STERNE AGEE

The date of this prospectus supplement is October 28, 2009

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

You should rely only on the information about us and our operations contained in or incorporated by reference into this prospectus supplement and the accompanying base prospectus. We have not, and the underwriter has not, authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not, and the underwriter is not, making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in or incorporated by reference into this prospectus supplement and the accompanying base prospectus is accurate as of any date other than the date of the document in which the information is contained. Our business, financial condition, results of operations and prospects may have changed since those dates. The information contained in or incorporated by reference into this prospectus supplement updates and supplements and, to the extent inconsistent therewith, supersedes the information contained in the accompanying base prospectus and any earlier filed document.

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the offering and also adds to and updates information contained in the accompanying base prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying base prospectus. The second part is the accompanying base prospectus, which gives more general information, some of which does not apply to this offering. To the extent information varies between this prospectus supplement and the accompanying base prospectus, you should rely on the information in this prospectus supplement. The accompanying base prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under the shelf registration process, from time to time, we may offer and sell common stock, preferred stock, debt securities or warrants or any combination thereof, in one or more offerings.

It is important that you read and consider all of the information contained in this prospectus supplement and the accompanying base prospectus in making your investment decision. You should also read and consider the information in the documents to which we have referred you in “Where You Can Find More Information” on page S-4 of this prospectus supplement.

The distribution of this prospectus supplement and the accompanying base prospectus and the offering of our securities in certain jurisdictions may be restricted by law. Persons into whose possession this prospectus supplement and the accompanying base prospectus has come should inform themselves about and observe any such restrictions. This prospectus supplement and the accompanying base prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. See the “Underwriting” section of this prospectus supplement beginning on page S-45.

Unless otherwise expressly stated or the context otherwise requires, all references in this prospectus supplement to “OceanFirst,” “we,” “our” and “us” and all similar references are to OceanFirst Financial Corp., which is a savings and loan holding company headquartered in Toms River, New Jersey, and its subsidiaries on a consolidated basis. References to “OceanFirst Bank” or “Bank” mean OceanFirst Bank, which is our principal banking subsidiary. References to “Central Jersey” mean Central Jersey Bancorp and references to “Central Jersey Bank” mean Central Jersey Bank, N.A., the principal banking subsidiary of Central Jersey.

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying base prospectus and the documents incorporated by reference contain forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, which we refer to as the Securities Act and Section 21E of the Securities Exchange Act of 1934, which we refer to as the Exchange Act, with respect to the proposed merger with Central Jersey and the financial condition, liquidity, results of operations, future performance and business of OceanFirst. These forward-looking statements are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are those that are not historical facts. These forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors (some of which are beyond our control). The words “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan” and similar expressions are intended to identify forward-looking statements.

Forward-looking statements are subject to various risks and uncertainties, which change over time, are based on management’s expectations and assumptions at the time the statements are made. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. While we believe our plans, objectives, goals, expectations, anticipations, estimates and intentions as reflected in these forward-looking statements are reasonable, we can give no assurance that any of them will be achieved. You should understand that various factors, in addition to those discussed elsewhere in this prospectus supplement, the accompanying base prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying base prospectus, could affect our future results and could cause results to differ materially from those expressed in these forward-looking statements, including but not limited to:

•

whether the transactions contemplated by the merger agreement with Central Jersey will be approved by the applicable federal, state and local regulatory authorities and, if approved, whether the other closing conditions to the proposed merger will be satisfied;

•

our ability to complete the proposed merger with Central Jersey and the merger of Central Jersey Bank and OceanFirst Bank, to integrate successfully Central Jersey’s assets, liabilities, customers, systems and management personnel into our operations and to realize expected cost savings and revenue enhancements within expected timeframes or at all;

•

the possibility that expected Central Jersey merger-related charges will be materially greater than anticipated or that final acquisition accounting adjustments based on fair value of the acquired assets and liabilities at the effective date of the merger and related adjustments to yield and/or amortization of the acquired assets and liabilities will be materially different than anticipated or described herein;

•	adverse changes in our or Central Jersey’s loan portfolios and the resulting credit risk-related losses and expenses;

•	the effects of, and changes in, trade, monetary and fiscal policies, including interest rate policies of the Board of Governors of the Federal Reserve System;

•

general economic or business conditions, either nationally, regionally or in the communities in which either we do or Central Jersey does business, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality and loan performance or a reduced demand for credit;

•	continued levels of loan quality and volume origination;

•	the adequacy of loan loss reserves;

•	the impact of changes in financial services’ laws and regulations (including laws concerning taxes, banking, securities and insurance);

•	the willingness of customers to substitute competitors’ products and services for our products and services and vice versa, based on price, quality, relationship or otherwise;

•	unanticipated regulatory or judicial proceedings and liabilities and other costs;

•	interest rate, market and monetary fluctuations;

•	the timely development of competitive new products and services by us and the acceptance of such products and services by customers;

•	changes in consumer spending and saving habits relative to the financial services we provide;

•	the loss of certain key officers;

•	continued relationships with major customers;

•	our ability to continue to grow our business internally and through acquisition and successful integration of new or acquired entities while controlling costs;

•	compliance with laws and regulatory requirements of federal, state and local agencies;

•	the ability to hedge certain risks economically;

•	effect of terrorist attacks and threats of actual war;

•	deposit flows;

•	changes in accounting principles, policies and guidelines;

•	rapidly changing technology;

•	other economic, competitive, governmental, regulatory and technological factors affecting the our operations, pricing, products and services; and

•	our success at managing the risks involved in the foregoing.

Because such forward-looking statements are subject to risks and uncertainties, actual outcomes and results may differ materially from what is expressed in our forward-looking statements and from our historical financial results due to the factors discussed in this prospectus supplement, the accompanying base prospectus or disclosed in our other SEC filings. Forward-looking statements should not be relied upon as representing our expectations or beliefs as of any date subsequent to the time this prospectus supplement is filed with the SEC. We undertake no obligation to revise the forward-looking statements contained in this prospectus supplement to reflect events after the time it is filed with the SEC. The factors discussed herein are not intended to be a complete summary of all risks and uncertainties that may affect our businesses. Though we strive to monitor and mitigate risk, we cannot anticipate all potential economic, operational and financial developments that may adversely impact our operations and our financial results.

Forward-looking statements should not be viewed as predictions, and should not be the primary basis upon which investors evaluate OceanFirst. Any investor in OceanFirst should consider all risks and uncertainties disclosed in our SEC filings described below under the heading “Where You Can Find More Information,” all of which are accessible on the SEC’s website at http://www.sec.gov.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or “SEC.” You may read and copy any documents we file with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, our filings with the SEC are available to the public through the SEC’s Internet site at http://www.sec.gov. Information about us is also available on our website at http://www.oceanfirstonline.com. This URL and the SEC’s URL above are intended to be inactive textual references only. The information on the SEC’s website (other than documents incorporated by reference herein) and our website is not part of, and is not incorporated into, this prospectus supplement or the accompanying base prospectus.

This prospectus supplement does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information concerning us and the securities we may offer and sell, you should read the entire registration statement, including the accompanying base prospectus, and the additional information described under “Documents Incorporated by Reference” below. The registration statement has been filed electronically and may be obtained in any manner listed above. Any statements contained in this prospectus supplement concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by such reference.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC rules allow us to incorporate by reference information in this prospectus supplement and the accompanying base prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus supplement and the accompanying base prospectus from the date we file that document with the SEC. Any reports filed by us with the SEC after the date of this prospectus supplement and before the date that the offering of the securities by means of this prospectus supplement is terminated, except for information “furnished” under Item 2.02 or Item 7.01 of Form 8-K or other information “furnished” to the SEC which is not deemed to be incorporated by reference in this prospectus supplement and the accompanying base prospectus, will automatically update and, where applicable, supersede any information contained or incorporated by reference in this prospectus supplement and the accompanying base prospectus.

We incorporate by reference into this prospectus supplement and the accompanying base prospectus the following documents or information filed with the SEC (other than, in each case, information deemed to have been furnished or not filed in accordance with the SEC rules):

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed on March 13, 2009;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed on May 11, 2009;

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, filed on August 10, 2009;

•

Our Current Reports on Form 8-K filed on January 8, 2009; January 20, 2009; January 26, 2009 (Item 8.01 only); February 9, 2009; April 24, 2009 (Item 8.01 only); May 7, 2009; May 28, 2009; June 22, 2009; July 24, 2009 (Item 8.01 only); July 27, 2009; October 6, 2009; October 23, 2009, October 26, 2009 and October 26, 2009.

•	Our Proxy Statement filed with the SEC on April 3, 2009; and

•	Our joint proxy statement/prospectus, which is part of the registration statement on Form S-4/A (File No. 333-160873) filed with the SEC on August 6, 2009.

In addition, we also incorporate by reference into this prospectus supplement additional information that we subsequently file with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the termination of the offering. These documents include annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, as well as proxy statements. Unless specifically stated to the contrary, none of the information we disclose under Item 2.02 or Item 7.01 (or former Item 9 or Item 12) of any current report on Form 8-K that we may from time to time furnish to the SEC will be incorporated by reference into, or otherwise, included in this prospectus.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

OceanFirst Financial Corp.

975 Hooper Avenue

Toms River, NJ 08753

Attention: Jill Apito Hewitt,

(732) 240-4500 extension 7516

Any statement contained in a document incorporated or deemed to be incorporated herein shall be deemed modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document that is deemed to be incorporated herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. You should rely only on the information contained or incorporated by reference in this prospectus supplement. We have not authorized anyone else to provide you with additional or different information. This prospectus supplement is not an offer to sell these securities in any state where the offer or sale of these securities is not permitted.

PROSPECTUS SUPPLEMENT SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus supplement, the accompanying base prospectus and in the documents incorporated by reference in this prospectus supplement and does not contain all the information you will need in making your investment decision regarding our common stock. You should read carefully this entire prospectus supplement, the accompanying base prospectus and the documents incorporated by reference in this prospectus supplement before making your investment decisions.

OceanFirst Financial Corp.

We are a savings and loan holding company incorporated under Delaware law and are subject to regulation by the Office of Thrift Supervision, or OTS, the Federal Deposit Insurance Corporation, or FDIC, and the SEC. Currently, we do not transact any material business other than through our subsidiary, OceanFirst Bank. At September 30, 2009, we had consolidated total assets of $1.87 billion and total stockholders’ equity of $166.2 million. Our principal executive offices are located at 975 Hooper Avenue, Toms River, New Jersey 08753 and our telephone number is (732) 240-4500. Our website is www.oceanfirst.com. Our website and the information therein or connected thereto are not intended to be incorporated into this prospectus supplement or the accompanying base prospectus.

The Bank was originally founded as a state-chartered building and loan association in 1902, and converted to a Federal savings and loan association in 1945. The Bank became a Federally-chartered mutual savings bank in 1989. The Bank’s principal business has been and continues to be attracting retail deposits from the general public in the communities surrounding its 23 branch offices located in Ocean, Monmouth and Middlesex Counties in New Jersey and investing those deposits, together with funds generated from operations and borrowings, primarily in single-family, owner-occupied residential mortgage loans. The Bank also invests in other types of loans including commercial real estate, multi-family, construction, consumer and commercial loans. The Bank’s revenues are derived principally from interest on its loans and, to a lesser extent, interest on its investment and mortgage-backed securities. The Bank also receives income from fees and service charges on loan and deposit products, and from the sale of trust and asset management services and alternative investment products, including mutual funds, annuities and life insurance.

On May 26, 2009, we announced that we entered into a merger agreement with Central Jersey, the parent company of Central Jersey Bank pursuant to which Central Jersey will merge with and into us. Concurrent with the merger, it is expected that Central Jersey Bank will merge with and into the Bank. Under the terms of the merger agreement, each outstanding share of Central Jersey common stock will be converted into the right to receive 0.50 shares of our common stock. We expect to issue approximately 4,743,657 shares of our common stock, including any shares issued as a result of the conversion of Central Jersey stock options. Both our senior management and that of the Bank will remain the same following the merger, except that James S. Vaccaro, the current Chairman, President and CEO of Central Jersey, will be appointed as an Executive Vice President and a member of the senior executive management team of the Bank. In addition, at the closing of the merger, we will expand the size of our board by two members and will appoint two non-officer members of the Central Jersey board of directors to our board. On October 1, 2009, the merger was approved by the shareholders of both companies and we are currently awaiting regulatory approval. We expect to complete the merger in the fourth quarter of 2009. However, we can give no assurance that the merger will close in 2009 or at all. In light of the pending merger with Central Jersey, you are urged to read Central Jersey’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, Central Jersey’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009, as well as that section of our joint proxy statement/prospectus on Form S-4/A under the heading “Description of the Merger” for information concerning the implications of the merger on us and our capital stock. Please see “Documents Incorporated by Reference.”

On January 16, 2009, as part of the U.S. Department of the Treasury, or the Treasury, Troubled Asset Relief Program, or TARP, Capital Purchase Program, we entered into a Letter Agreement, or Letter Agreement, and a Securities Purchase Agreement—Standard Terms with the Treasury, pursuant to which we, for a purchase price of approximately $38,263,000 in cash (i) sold 38,263 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A, having a liquidation preference of $1,000 per share, or the Preferred Stock, and (ii) issued a ten-year warrant to purchase up to 380,853 shares of our common stock, at an exercise price of $15.07 per share, or the Warrant. On October 14, 2009, we notified the OTS of our intent to repurchase the Preferred Stock as permitted under the Emergency Economic Stabilization Act of 2008, as amended by the American Recovery and Reinvestment Act of 2009, or the ARRA. In connection with this repurchase of the Preferred Stock, we expect to pay Treasury the original investment amount of $38,263,000 plus accrued and unpaid dividends in exchange for the cancelled share certificate for the Preferred Stock. Pursuant to the terms of the letter agreement, we also intend to negotiate to repurchase the Warrant within 15 days of entering into the letter agreement. The price for the repurchase of the Warrant will be subject to negotiation, and there can be no assurance that a price will be agreed upon between us and the Treasury or that the Warrant will be repurchased.

On December 23, 2008, as part of the TARP Capital Purchase Program, Central Jersey Bancorp entered into a Letter Agreement and Securities Purchase Agreement—Standard Terms with the Treasury, pursuant to which it, for a purchase price of approximately $11,300,000 in cash (i) sold 11,300 shares of Central Jersey Bancorp’s Fixed Rate Cumulative Perpetual Senior Preferred Stock, Series A, having a liquidation preference of $1,000 per share, or the Central Jersey Preferred Stock, and (ii) issued a ten-year warrant to purchase up to 268,621 shares of Central Jersey Bancorp’s common stock, at an exercise price of $6.31 per share, or the Central Jersey Warrant. On June 3, 2009, Central Jersey Bancorp notified the Office of the Comptroller of the Currency, of its intent to repurchase the Central Jersey Preferred Stock as permitted under ARRA. In connection with this repurchase of the Central Jersey Preferred Stock, Central Jersey expects to pay Treasury the original investment amount of $11,300,000 plus accrued and unpaid dividends in exchange for the cancelled share certificate for the Central Jersey Preferred Stock. Pursuant to the regulations of the Treasury, Central Jersey also intends to negotiate to repurchase the Central Jersey Warrant within 15 days of entering into the letter agreement. The price for the repurchase of the Central Jersey Warrant will be subject to negotiation, and there can be no assurance that a price will be agreed upon between Central Jersey and the Treasury or that the Central Jersey Warrant will be repurchased.

Recent Developments

On October 1, 2009, the requisite number of shareholders of each of OceanFirst and Central Jersey approved the Agreement and Plan of Merger pursuant to which Central Jersey will be merged with and into OceanFirst. Consummation of the merger is subject to receipt of regulatory approvals and other conditions as specified in the merger agreement. The merger is expected to close in the fourth quarter of 2009, although no assurance can be made that the merger will close during that period or at all.

The Offering

The following is a brief summary of the terms of this offering. For a more complete description of the terms of the common stock, see “Description of Capital Stock” in the accompanying base prospectus.

Issuer	OceanFirst Financial Corp.

Common stock offered by us	5,556,000 shares

Option to purchase additional shares	We have granted the underwriters a 30 day option to purchase up to an additional 15% of the offered amount, or 833,400 shares, of common stock to cover over-allotments, if any.

Common stock to be outstanding after the offering (1)	17,988,556 shares (18,821,956 shares if the underwriter’s over-allotment option is exercised in full)

Use of Proceeds	We estimate that the net proceeds of this offering (after deducting underwriters’ discounts and estimated expenses payable by us) will be approximately $46.9 million (or approximately $54.0 million if the underwriter’s over-allotment option is exercised in full). We intend to use a portion of the net proceeds we receive from the sale of shares in this offering to repurchase the Preferred Stock issued to the Treasury pursuant to TARP. The aggregate amount used to repurchase the Preferred Stock is expected to be $38.3 million plus accrued dividends. We expect to use the remaining amount of the net proceeds of this offering to repurchase the Central Jersey Preferred Stock issued to the Treasury pursuant to TARP, in the event such shares remain outstanding following the closing of the merger, or for general corporate purposes. The aggregate amount of Central Preferred Stock issued to Treasury was $11.3 million. In the event such shares remain outstanding following the close of the merger, we expect to pay $11.3 million plus accrued dividends to repurchase these shares. See “Use of Proceeds” on page S-28.

Transfer Agent and Registrar	American Stock Transfer & Trust Company

Nasdaq Global Select Market symbol	OCFC

(1)	The number of shares of common stock to be outstanding after this offering is based on 12,432,556 shares of common stock outstanding as of October 23, 2009, and does not include (x) 380,853 shares of common stock issuable upon conversion, exchange or exercise in respect of outstanding securities, warrants or options, (y) 2,345,435 shares of our common stock that may be issued under our current stock option plans, and (z) the approximately 4,743,657 shares of our common stock that we anticipate issuing upon the closing of the Central Jersey merger.

Risk Factors

Investing in our securities involves risks. You should carefully consider the information under “Risk Factors” beginning on page S-15 and other information included or incorporated by reference in this prospectus supplement and the accompanying base prospectus before deciding to invest in our securities.

SELECTED HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL INFORMATION

Selected Historical Consolidated Financial and Operating Data of OceanFirst Financial Corp.

The following selected financial information for the fiscal years ended December 31, 2008, 2007, 2006, 2005 and 2004 is derived from audited consolidated financial statements of OceanFirst. The financial information as of and for the nine months ended September 30, 2009 and 2008 is derived from unaudited consolidated financial statements. Our unaudited consolidated interim financial statements at or for the nine months ended September 30, 2009 and 2008 include normal, recurring adjustments necessary to fairly present the data for those periods. The unaudited data is not necessarily indicative of expected results of a full year’s operation. Our management prepared the unaudited information on the same basis as it prepared our audited consolidated financial statements. In the opinion of our management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates. You should read this information in conjunction with our consolidated financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 31, 2008 and our consolidated financial statements for the nine months ended September 30, 2009 contained in our Earnings Release filed as an exhibit to our Current Report on Form 8-K dated October 23, 2009, which are incorporated by reference in this prospectus supplement and the accompanying base prospectus and from which this information is derived. Please see “Where You Can Find More Information” and “Documents Incorporated by Reference.”

Selected Historical Consolidated Financial and Operating Data of OceanFirst

(dollars in thousands, except per share data)

	Nine Months Ended September 30,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
Selected Financial Condition Data:
Total assets	$1,873,003	$1,876,258	$1,857,946	$1,927,499	$2,077,002	$1,985,357	$1,914,275
Investment securities available for sale	34,547	45,309	34,364	57,625	82,384	83,861	83,960
Federal Home Loan Bank of New York stock	14,878	19,130	20,910	22,941	25,346	21,792	21,250
Mortgage-backed securities available for sale	83,001	43,487	40,801	54,137	68,369	85,025	124,478
Loans receivable, net	1,622,531	1,647,317	1,648,378	1,675,919	1,701,425	1,654,544	1,472,907
Mortgage loans held for sale	4,960	4,161	3,903	6,072	82,943	32,044	63,961
Deposits	1,357,909	1,315,748	1,274,132	1,283,790	1,372,328	1,356,568	1,270,535
Federal Home Loan Bank advances	230,500	323,500	359,900	393,000	430,500	354,900	312,000
Securities sold under agreements to repurchase and other borrowings	100,496	95,182	89,922	109,307	102,482	118,289	151,072
Stockholders’ equity	166,172	124,045	119,783	124,306	132,320	138,784	137,956

Selected Operating Data:
Interest income	$72,447	$78,423	$103,405	$114,964	$116,562	$102,799	$90,952
Interest expense	23,930	35,296	45,382	62,040	58,443	41,873	34,931

Net interest income	48,517	43,127	58,023	52,924	58,119	60,926	56,021
Provision for loan losses	3,500	1,175	1,775	700	150	350	300

Net interest income after provision for loan losses	45,017	41,952	56,248	52,224	57,969	60,576	55,721
Other income	11,894	9,996	12,823	2,531	13,608	24,090	20,740
Operating expenses	37,377	35,265	47,447	53,820	52,381	54,834	48,759

Income before provision (benefit) for income taxes	19,534	16,683	21,624	935	19,196	29,832	27,702
Provision (benefit) for income taxes	7,448	5,420	6,860	(140)	6,563	10,335	9,757

Net income	12,086	11,263	14,764	1,075	12,633	19,497	17,945
Dividends on preferred stock and warrant accretion	1,539	—	—	—	—	—	—

Net income available to common stockholders	$10,547	$11,263	$14,764	$1,075	$12,633	$19,497	$17,945

Basic earnings per share	$0.90	$0.97	$1.27	$0.09	$1.09	$1.65	$1.48

Diluted earnings per share	$0.90	$0.96	$1.26	$0.09	$1.07	$1.60	$1.42

Selected Historical Consolidated Financial and Operating Data of OceanFirst (continued)

	Nine Months Ended September 30,		At or For the Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
Selected Financial Ratios and Other Data (1)
Performance Ratios:
Return on average assets	0.85%	0.79%	0.78%	0.05%	0.62%	1.00%	0.98%
Return on average stockholders’ equity	10.28	12.18	11.98	0.86	9.40	14.43	13.34
Stockholders’ equity to total assets	8.87	6.61	6.45	6.45	6.37	6.99	7.21
Tangible equity to tangible assets	8.87	6.61	6.45	6.45	6.32	6.93	7.13
Average interest rate spread (2)	3.37	2.95	3.00	2.50	2.69	3.07	3.03
Net interest margin (3)	3.59	3.20	3.24	2.79	2.98	3.30	3.23
Average interest-earning assets to average interest-bearing liabilities	112.15	109.56	109.47	108.96	109.53	109.74	110.24
Operating expenses to average assets	2.63	2.49	2.52	2.70	2.56	2.81	2.67
Efficiency ratio (4)	61.87	66.38	66.97	97.05	73.03	64.50	63.52
Asset Quality Ratios:
Non-performing loans as a percent of total loans receivable (5)(6)	1.44	0.75	0.97	0.52	0.25	0.09	0.23
Non-performing assets as a percent of total assets (6)	1.32	0.70	0.92	0.48	0.23	0.09	0.20
Allowance for loan losses as a percent of total loans receivable (5)	0.83	0.68	0.70	0.62	0.57	0.62	0.69
Allowance for loan losses as a percent of total non-performing loans (6)	58.18	89.86	72.71	119.76	226.25	655.80	306.42
Per Share Data:
Cash dividends per common share	$0.60	$0.60	$0.80	$0.80	$0.80	$0.80	$0.80
Book value per common share at end of period	10.36	10.03	9.69	10.07	10.79	10.93	10.59
Tangible book value per common share at end of period	10.36	10.03	9.69	10.07	10.70	10.83	10.49
Number of full-service customer facilities:	23	23	23	20	21	18	17

(1)	With the exception of end of year ratios, all ratios are based on average daily balances.
(2)	The average interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
(3)	The net interest margin represents net interest income as a percentage of average interest-earning assets.
(4)	Efficiency ratio represents the ratio of operating expenses to the aggregate of other income and net interest income.
(5)	Total loans receivable includes loans receivable and loans held for sale.
(6)	Non-performing assets consist of non-performing loans and real estate acquired through foreclosure (“REO”). Non-performing loans consist of all loans 90 days or more past due and other loans in the process of foreclosure. It is our policy to cease accruing interest on all such loans.

Selected Historical Consolidated Financial and Operating Data of Central Jersey Bancorp

The following selected financial information for the fiscal years ended December 31, 2008 and 2007 is derived from audited consolidated financial statements of Central Jersey Bancorp. The financial information as of and for the nine months ended September 30, 2009 and 2008 is derived from unaudited consolidated financial statements. The historical consolidated financial data as of the end of and for each of the fiscal years in the three-year period ended December 31, 2006 have been derived in part from Central Jersey’s audited financial statements and related notes, which are not incorporated by reference into this prospectus supplement, but were filed with the SEC. Central Jersey’s unaudited consolidated interim financial statements at or for the nine months ended September 30, 2009 and 2008 include normal, recurring adjustments necessary to fairly present the data for those periods. The unaudited data is not necessarily indicative of expected results of a full year’s operation. Central Jersey’s management prepared the unaudited information on the same basis as it prepared Central Jersey’s audited consolidated financial statements. In the opinion of Central Jersey’s management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates. You should read this information in conjunction with Central Jersey’s consolidated financial statements and related notes for the year ended December 31, 2008 and its consolidated financial statements for the nine months ended September 30, 2009 which are incorporated by reference in this prospectus supplement and the accompanying base prospectus, and from which this information is derived. Please see “Where You Can Find More Information” and “Documents Incorporated by Reference.”

Selected Historical Consolidated Financial and Operating Data of Central Jersey

(dollars in thousands, except per share data)

	Nine Months Ended September 30,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
Selected Financial Condition Data:
Total assets	$577,673	$554,903	$599,385	$503,506	$516,299	$514,563	$254,115
Investment securities available for sale	70,514	6,297	36,761	4,010	72,971	83,021	35,327
Federal Home Loan Bank of New York stock	1,821	1,960	2,940	550	542	2,090	—
Mortgage-backed securities available for sale	33,849	130,224	133,922	110,814	22,764	28,154	38,341
Loans receivable, net	371,529	343,226	356,257	311,765	312,093	307,168	139,697
Mortgage loans held for sale	—	—	400	658	242	3,127	—
Intangible assets	1,134	28,521	28,401	28,883	29,435	30,326	—
Deposits	459,827	406,296	418,815	403,290	427,277	407,554	232,853
Federal Home Loan Bank advances	21,152	40,023	48,705	—	—	35,000	—
Securities sold under agreements to repurchase and other borrowings	32,991	32,481	23,036	24,564	17,099	3,191	—
Shareholders’ equity	56,948	69,327	82,452	68,886	65,495	61,778	15,855
Selected Operating Data:
Interest income	$20,192	$21,704	$29,086	$30,488	$29,419	$24,947	$11,551
Interest expense	6,427	8,105	10,664	13,782	12,456	7,502	3,046

Net interest income	13,765	13,599	18,422	16,706	16,963	17,445	8,505
Provision for loan losses	4,510	399	1,319	165	500	426	260

Net interest income after provision for loan losses	9,255	13,200	17,103	16,541	16,463	17,019	8,245
Other income	4,526	1,996	2,732	(217)	1,740	1,624	849
Operating expenses	39,062	11,690	15,637	14,370	14,309	14,550	7,098

Income (loss) before provision (benefit) for income taxes	(25,281)	3,506	4,198	1,954	3,894	4,093	1,996
Provision (benefit) for income taxes	(207)	1,189	1,288	1,110	1,428	1,461	778

Net income	(25,074)	2,317	2,910	844	2,466	2,632	1,218
Dividends on preferred stock and warrant accretion	557	—	12	—	—	—	—

Net income available to common stockholders	$(25,631)	$2,317	$2,898	$844	$2,466	$2,632	$1,218

Basic earnings per share	$(2.82)	$0.25	$0.32	$0.09	$0.28	$0.31	$0.31

Diluted earnings per share	$(2.82)	$0.24	$0.30	$0.09	$0.27	$0.28	$0.30

Selected Historical Consolidated Financial and Operating Data of Central Jersey (continued)

	Nine Months Ended September 30,		At or For the Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
Selected Financial Ratios and Other Data (1)(2)
Performance Ratios:
Return on average assets	0.42%	0.58%	0.54%	0.16%	0.48%	0.54%	0.50%
Return on average tangible assets	0.43	0.62	0.57	0.17	0.51	0.58	0.50
Return on average shareholders’ equity	3.42	4.49	4.20	1.27	3.88	4.31	7.93
Return on average tangible shareholders’ equity	4.40	7.69	7.13	2.27	7.32	8.51	7.93
Shareholders’ equity to total assets	9.86	12.49	13.76	13.68	12.69	12.01	6.24
Shareholders’ tangible equity to total tangible assets	9.68	7.75	9.47	8.43	7.41	6.50	6.24
Tangible common equity to tangible assets	7.72	7.75	7.49	8.43	7.41	6.50	6.24
Average interest rate spread (3)	3.33	3.60	3.20	2.77	2.94	3.59	3.47
Net interest margin (4)	3.35	3.78	3.73	3.58	3.67	4.08	3.69
Average interest-earning assets to average interest-bearing liabilities	127.3	127.2	124.9	127.8	126.8	127.5	116.6
Operating expenses to average assets	2.72	2.95	2.89	2.80	2.78	2.98	2.93
Efficiency ratio (5)	66.18	74.96	73.92	87.15	76.51	76.30	75.88
Asset Quality Ratios:
Non-performing loans as a percent of total loans receivable (6)(7)	5.55%	0.30	0.75%	0.07%	0.03%	0.03%	0.09%
Non-performing assets as a percent of total assets (7)	3.65	0.18	0.45	0.04	0.02	0.02	0.05
Allowance for loan losses as a percent of total loans receivable (6)	2.28	1.10	1.31	1.08	1.02	1.02	1.16
Allowance for loan losses as a percent of total non-performing loans (7)	41.11	391.89	176.25	1,592.52	3,548.35	4,018.99	1,279.69
Per Share Data:
Cash dividends per common share	$—	$—	$—	$—	$—	$—	$—
Book value per common share at end of period	4.96	7.67	7.91	7.50	7.20	6.86	3.68
Tangible book value per common share at end of period	4.84	4.52	4.75	4.36	3.96	3.49	3.68
Number of full-service customer facilities:	13	13	13	12	14	14	7

(1)	With the exception of end of year ratios, all ratios are based on average daily balances.
(2)	Performance ratios for the nine months ended September 30, 2009 exclude the impact of a $27.0 million goodwill impairment charge.
(3)	The average interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
(4)	The net interest margin represents net interest income as a percentage of average interest-earning assets.
(5)	Efficiency ratio represents the ratio of operating expenses to the aggregate of other income and net interest income.
(6)	Total loans receivable includes loans receivable and loans held for sale.
(7)	Non-performing assets consist of non-performing loans. Non-performing loans consist of all loans 90 days or more past due and other loans deemed to be impaired.

Selected Consolidated Unaudited Pro Forma Financial Information

The following table shows selected consolidated financial information on a pro forma combined basis giving effect to the Central Jersey merger as if the merger had become effective at the end of the periods presented, in the case of balance sheet information, and at the beginning of each period presented, in the case of income statement information. The pro forma information reflects the acquisition method of accounting.

We anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses and the opportunity to earn more revenue. The pro forma information, while helpful in illustrating our financial characteristics following the Central Jersey merger under one set of assumptions, does not reflect all of these benefits and, accordingly, does not attempt to predict or suggest future results. The pro forma information also does not necessarily reflect what our historical results would have been had OceanFirst and Central Jersey been combined during these periods.

An exchange ratio of 0.50 was used in preparing this pro forma information. You should read this summary pro forma information in conjunction with the information under “Unaudited Pro Forma Combined Condensed Financial Information” and with the historical information in this document on which it is based.

	September 30, 2009 (in thousands)
Pro forma combined balance sheet data:
Total assets	$2,458,934
Loans receivable, net	1,987,331
Deposits	1,819,507
Total stockholders’ equity	227,722

	Nine Months Ended September 30, 2009	Year Ended December 31, 2008
	(dollars in thousands, except per share data)
Pro forma combined income statement data:
Interest income	$91,791	$131,359
Interest expense	28,193	53,751

Net interest income	63,598	77,608
Provision for loan losses	8,010	3,094

Net interest income after provision for loan losses	55,588	74,514
Non-interest income	16,420	15,555
Non-interest expense	82,859	69,756

Income (loss) before provision for income taxes	(10,851)	20,313
Provision (benefit) for income taxes	5,783	6,539

Net income (loss)	(16,634)	13,774
Dividends on preferred stock and accretion	2,096	12

Net income (loss) available to common shareholders	$(18,730)	$13,762

Pro forma per share data:
Basic net income	$(1.15)	$0.85

Diluted net income	$(1.15)	$0.83

	Ocean First Historical	Central Jersey Historical	Pro Forma Combined (1)(2)
Book value per common share:
At September 30, 2009	$10.36	$4.96	$10.48
Tangible book value per common share:
At September 30, 2009	10.36	4.84	9.40
Cash dividends declared per share:
Nine months ended September 30, 2009	0.60	—	0.60
Year ended December 31, 2008	0.80	—	0.80
Diluted net income per share:
Nine months ended September 30, 2009	0.90	(2.82)	(1.15)
Year ended December 31, 2008	1.26	0.30	0.83

(1)	Pro form dividends per share represent our historical dividends per share.
(2)	The pro forma combined book value per share of our common stock is based upon the pro forma combined common stockholders’ equity for OceanFirst and Central Jersey divided by total pro forma common shares of the combined entities.

RISK FACTORS

An investment in our common stock involves certain risks. You should carefully consider the risks described below and the risk factors incorporated by reference, as well as the other information included or incorporated by reference, in this prospectus supplement and the accompanying base prospectus, before making an investment decision. Certain risks related to us and our business are described under the heading “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. This prospectus supplement also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus supplement, the accompanying base prospectus and the documents incorporated by reference herein.

Risks Related to Our Company and This Offering

The price of our common stock is volatile and may decline.

The trading price of our common stock may fluctuate widely as a result of a number of factors, many of which are outside our control. In addition, the stock market is subject to fluctuations in the share prices and trading volumes that affect the market prices of the shares of many companies. These broad market fluctuations have adversely affected and may continue to adversely affect the market price of our common stock. Among the factors that could affect our stock price are:

•	actual or anticipated quarterly fluctuations in our operating results and financial condition;

•

changes in revenue or earnings estimates or publication of research reports and recommendations by financial analysts or actions taken by rating agencies with respect to our securities or those of other financial institutions;

•	failure to meet analysts’ revenue or earnings estimates;

•	speculation in the press or investment community;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	actions by institutional shareholders;

•	fluctuations in the stock price and operating results of our competitors;

•	general market conditions and, in particular, developments related to market conditions for the financial services industry;

•	proposed or adopted regulatory changes or developments;

•	anticipated or pending investigations, proceedings or litigation that involve or affect us;

•	domestic and international economic factors unrelated to our performance;

•	repayment of preferred shares issued by us and Central Jersey to the U.S. Treasury and the price negotiated with Treasury to repurchase our and Central Jersey’s warrants; or

•	a reduction in dividends we pay to our shareholders.

A significant decline in our stock price could result in substantial losses for individual shareholders and could lead to costly and disruptive securities litigation.

Sales of a significant number of shares of our common stock in the public markets, or the perception of such sales, could depress the market price of our common stock.

Sales of a substantial number of shares of our common stock in the public markets and the availability of those shares for sale could adversely affect the market price of our common stock. In addition, future issuances of equity securities, including pursuant to outstanding options, could dilute the interests of our existing stockholders, including you, and could cause the market price of our common stock to decline. We may issue such additional equity or convertible securities to raise additional capital. The issuance of any additional shares of common or preferred stock or convertible securities could be substantially dilutive to shareholders of our common stock. Moreover, to the extent that we issue restricted stock units, phantom shares, stock appreciation rights, options or warrants to purchase our common stock in the future and those stock appreciation rights, options or warrants are exercised or as the restricted stock units vest, our shareholders may experience further dilution. Holders of our shares of common stock have no preemptive rights that entitle holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in increased dilution to our shareholders. We cannot predict the effect that future sales of our common stock would have on the market price of our common stock.

We may issue debt and equity securities or securities convertible into equity securities, any of which may be senior to our common stock as to distributions and in liquidation, which could negatively affect the value of our common stock.

In the future, we may attempt to increase our capital resources by entering into debt or debt-like financing that is unsecured or secured by all or up to all of our assets, or by issuing additional debt or equity securities, which could include issuances of secured or unsecured commercial paper, medium-term notes, senior notes, subordinated notes, preferred stock or securities convertible into or exchangeable for equity securities. In the event of our liquidation, our lenders and holders of our debt and preferred securities would receive a distribution of our available assets before distributions to the holders of our common stock. Because our decision to incur debt and issue securities in our future offerings will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings and debt financings. Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future.

Our results of operations depend upon the results of operations of our subsidiaries.

We are a savings and loan holding company that conducts substantially all of our operations through the Bank. As a result, our ability to make dividend payments on our common stock will depend primarily upon the receipt of dividends and other distributions from our subsidiaries.

The ability of the Bank to pay dividends or make other payments to us is limited by capital constraints imposed by the OTS. Pursuant to OTS regulations, a notice is required to be filed with the OTS prior to the Bank paying a dividend to OceanFirst. The OTS could object to a proposed capital distribution by any institution, which would otherwise be permitted by regulation, if the OTS determines that such distribution would constitute an unsafe and unsound practice. The Bank filed a capital distribution notice with the OTS of its intention to make quarterly capital distributions of $3.6 million each throughout 2009 to us. The OTS did not object to the payment of these dividends as long as the Bank remains well-capitalized after each capital distribution. Additionally, if the Bank incurs an other than temporary impairment charge relating to its investment securities so that the total proposed capital distribution exceeds net income for the year to date, plus retained net income for the preceding two years, then the Bank must submit an application requesting approval of the OTS for the remaining unpaid capital distributions. We cannot predict whether the OTS may object to any future notices or fail to approve any future applications to pay a dividend to us.

There is no guaranty that we will be able to continue to pay a dividend or, if continued, will be able to pay a dividend at the current rate.

Our board of directors determines at its discretion if, when and the amount of any dividends that may be paid on our common stock. In making such determination, the board takes into account various factors including economic conditions, earnings, liquidity needs, our financial condition, applicable state law, regulatory requirements and other factors deemed relevant by the board. In addition, our ability to pay dividends depends on the ability of the Bank to pay dividends to us. In the event the Bank is not able to pay dividends to us due to a decline in its financial condition, results of operations or prospects, the Bank may not be able to pay any dividends or sufficient dividends to us that would enable us to pay a dividend to our shareholders. The Bank’s financial condition, results of operations and prospects could be affected by, among other things, the continued downturn in the economy, increased loan and lease losses, and increased capital requirements. See “—Our results of operations depend upon the results of operations of our subsidiaries.” Although we have a history of paying a quarterly dividend on our common stock, there is no guaranty that such dividends will continue to be paid in the future, or that we will be able to continue to pay dividends at the same rate, particularly in the event of changes in those factors which may affect the board’s determination to pay a dividend.

We may be required to make further increases in our provisions for loan losses and to charge off additional loans in the future, which could materially adversely affect us.

There is no precise method of predicting loan losses. We can give no assurance that our allowance for loan losses is or will be sufficient to absorb actual loan losses. We maintain an allowance for loan losses, which is a reserve established through a provision for loan losses charged to expense, that represents management’s best estimate of probable incurred losses within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The level of the allowance reflects management’s continuing evaluation of specific credit risks; loan loss experience; current loan portfolio quality; present economic, political and regulatory conditions; industry concentrations and other unidentified losses inherent in the current loan portfolio. The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and judgment and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require us to increase our allowance for loan losses. Increases in nonperforming loans have a significant impact on our allowance for loan losses. If current trends in the real estate markets continue, we could continue to experience increased delinquencies and credit losses, particularly with respect to real estate construction loans and one-to-four family residential mortgage loans. Moreover, we expect that the current recession will negatively impact economic conditions in our market areas and that we could experience significantly higher delinquencies and credit losses.

In addition, bank regulatory agencies periodically review our allowance for loan losses and may require us to increase the provision for loan losses or to recognize further loan charge-offs, based on judgments that differ from those of management. If loan charge-offs in future periods exceed our allowance for loan losses, we will need to record additional provisions to increase our allowance for loan losses. Furthermore, growth in our loan portfolio would generally lead to an increase in the provision for loan losses. Any increases in our provision for loan losses and allowance for loan losses will result in a decrease in net income and capital, and may have a material adverse effect on our financial condition, results of operations and cash flows.

Our results of operations may be materially and adversely affected by other-than-temporary impairment charges relating to our investment portfolio.

We may be required to record future impairment charges on our investment securities if they suffer declines in value that we determine are other-than-temporary. Numerous factors, including the lack of liquidity for re-sales of certain investment securities, the absence of reliable pricing information for investment securities, adverse changes in the business climate, adverse regulatory actions or unanticipated changes in the competitive environment, could have a negative effect on our investment portfolio in future periods. Significant impairment charges could also negatively impact our regulatory capital ratios and result in us not being classified as “well-capitalized” for regulatory purposes.

Deposit insurance assessments have increased substantially, which will adversely affect profits.

Federal law requires that the designated reserve ratio for the deposit insurance fund be established by the FDIC at 1.15% to 1.50% of estimated insured deposits. If this reserve ratio drops below 1.15% or the FDIC expects that it will do so within six months, the FDIC must, within 90 days, establish and implement a plan to restore the designated reserve ratio to 1.15% of estimated insured deposits within eight years (absent extraordinary circumstances).

Recent bank failures coupled with deteriorating economic conditions have significantly reduced the deposit insurance fund’s reserve ratio. As of June 30, 2008, the designated reserve ratio was 1.01% of estimated insured deposits as March 31, 2008. As a result of this reduced reserve ratio, on December 22, 2008, the FDIC published a final rule raising the current deposit insurance assessment rates uniformly for all institutions by seven basis points (to a range from 12 to 50 basis points) for the first quarter of 2009. On February 27, 2009, the FDIC adopted a final rule under which banks in the best risk category will pay initial base rates ranging from 12 to 16 cents per $100 on an annual basis, beginning on April 1, 2009.

The FDIC also adopted an interim rule imposing a 10 basis point emergency special assessment on the industry on June 30, 2009. The assessment was collected on September 30, 2009. The interim rule would also permit the FDIC to impose an emergency special assessment after June 30, 2009, of up to 10 basis point if necessary to maintain public confidence in federal deposit insurance.

These actions will significantly increase our non-interest expense in 2009 and in future years as long as the increased premiums are in place.

On September 29, 2009, the FDIC announced that it had adopted a Notice of Proposed Rulemaking (NPR) that would require insured institutions to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011 and 2012. The prepayment of assessments would ensure that the deposit insurance system remains directly funded by depository institutions and preserves the FDIC’s ability to borrow from the Treasury for emergency situations. The prepayment would be collected on December 30, 2009 and would be recorded as a prepaid expense on the Bank’s balance sheet.

There can be no assurance that the actions of the FDIC will restore the insurance fund balance to the required reserve ratio of 1.15%, or that the FDIC will not be required to take further actions that may have a negative affect on our earnings or financial condition.

Anti-takeover provisions in our certificate of incorporation and bylaws and Delaware law could make a third party acquisition of us difficult.

Our certificate of incorporation and bylaws contain provisions that make it more difficult for a third party to acquire us (even if doing so would be beneficial to our stockholders) and for holders of our securities to receive any related takeover premium for their securities. We are also subject to certain provisions of Delaware law that could delay, deter or prevent a change in control of us. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. See “Description of Capital Stock” in the accompanying base prospectus.

We may invest or spend the proceeds in this offering in ways with which you may not agree and in ways that may not earn a profit.

We intend to use a portion of the net proceeds we receive from the sale of shares in this offering to repurchase the Preferred Stock issued to the Treasury pursuant to TARP. The aggregate amount used to repurchase the Preferred Stock is expected to be $38.3 million plus accrued dividends. We expect to use the remaining amount of the net proceeds of this offering to repurchase the Central Jersey Preferred Stock issued to the Treasury pursuant to TARP, in the event such shares remain outstanding following the closing of the merger, or for general corporate purposes. See “Use of Proceeds” on page S-28. To the extent we use the proceeds of this offering for general corporate purposes, we will retain broad discretion over the use of the proceeds from this offering and may use them for purposes other than those contemplated at the time of this offering. You may not agree with the ways we decide to use these proceeds, and our use of the proceeds may not yield any profits.

Our federal thrift charter may be eliminated under the Administration’s Financial Regulatory Reform Plan.

The administration has proposed the creation of a new federal government agency, the National Bank Supervisor (NBS) that would charter and supervise all federally chartered depository institutions, and all federal branches and agencies of foreign banks. It is proposed that the NBS take over the responsibilities of the Office of the Comptroller of the Currency (the OCC), which currently charters and supervises nationally chartered banks, and the responsibility for the institutions currently supervised by the OTS, which supervises federally chartered thrift and thrift holding companies, such as us and the Bank. In addition, under the administration’s proposal, the thrift charter, under which the Bank is organized, would be eliminated. If the administration’s proposal is finalized, the Bank may be subject to a new charter mandated by the NBS. There is no assurance as to how this new charter, or the supervision by the NBS, will affect our operations going forward.

The elimination of the OTS, as proposed by the administration, also would result in a new regulatory authority for us. Such authority may impose restrictions which are the same as, or similar to, those made applicable to bank holding companies by the Board of Governors of the Federal Reserve System, including a holding company consolidated capital requirement and holding company capital maintenance requirement, as well as the Federal Reserve’s requirement that the holding company serve as a “source of strength” for the subsidiary bank. Currently as a savings and loan holding company supervised by the OTS, we are not subject to a holding company consolidated capital requirement. We expect that if we were to become subject to a consolidated capital requirement similar to that currently imposed on bank holding companies, we would meet the requirements to be categorized as “well capitalized” on a pro forma basis.

The administration’s proposal also includes the creation of a new federal agency designed to enforce consumer protection laws. The Consumer Financial Protection Agency (CFPA) would have authority to protect consumers of financial products and services and to regulate all providers (bank and non-bank) of such services. The CFPA would be authorized to adopt rules for all providers of consumer financial services, supervise and examine such institutions for compliance and enforce compliance through orders, fines and penalties. The rules of the CFPA would serve as a “floor” and individual states would be permitted to adopt and enforce stronger consumer protection laws. A recent amendment to the legislation adopted by the House Financial Services Committee would exempt all banks with less than $10 billion in total assets from enforcement of consumer protection laws by the CFPA. Instead the such laws would continue to be enforced by the appropriate federal banking regulator. If adopted as proposed, we could become subject to multiple laws affecting our provision of home loans and other credit services to consumers, which may substantially increase the cost of providing such services.

It is unknown at this time whether the administration’s proposal for regulatory reform will be adopted and if so, the final form of such proposal, and what the full impact on us may be.

Growth may require us to raise additional capital in the future, but that capital may not be available when it is needed.

We anticipate that our existing capital will satisfy our capital requirements for the foreseeable future. However, we may at some point need to raise additional capital to support continued growth. Our ability to raise additional capital, if needed, will depend on various matters, including our financial condition, liquidity and results of operations, as well as on conditions in the capital markets at that time, which are outside of our control. The current financial crisis affecting the banking system and financial markets, which has resulted in a tightening in the credit markets, could have an adverse effect on our ability to raise additional capital. Accordingly, we cannot assure you of our ability to raise additional capital, if needed, on favorable terms, or at all. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth, branching and/or acquisitions could be materially impaired.

Unfavorable economic and market conditions due to the current global financial crisis may materially and adversely affect us.

Economic and market conditions in the United States and around the world have deteriorated significantly and may remain depressed for the foreseeable future. Conditions such as slowing or negative growth and the sub-prime debt devaluation crisis have resulted in a low level of liquidity in many financial markets and extreme volatility in credit, equity and fixed income markets. These economic developments could have various effects on us, including insolvency of major customers and a negative impact on the investment income we are able to earn on our investment portfolio. Lending money is an essential part of the banking business. Due to the current economic conditions, customers may be unable or unwilling to borrow money or repay funds already borrowed. The risk of non-payment is affected by credit risks of a particular customer, changes in economic conditions, the duration of the loan and, in the case of a collateralized loan, uncertainties as to the future value of the collateral and other factors. The potential effects of the current global financial crisis are difficult to forecast and mitigate. As a consequence, our operating results for a particular period are difficult to predict. Distress in the credit markets and issues relating to liquidity among financial institutions have resulted in the failure of some financial institutions around the world and others have been forced to seek acquisition partners. The United States and other governments have taken unprecedented steps in efforts to stabilize the financial system, including investing in financial institutions. There can be no assurance that these efforts will succeed. We could be materially adversely affected by: (1) continued or accelerated disruption and volatility in financial markets; (2) continued capital and liquidity concerns regarding financial institutions; (3) limitations resulting from further governmental action in an effort to stabilize or provide additional regulation of the financial system; or (4) recessionary conditions that are deeper or longer lasting than currently anticipated. We cannot assure you that any governmental action would benefit us.

We must continue to attract and retain qualified personnel and maintain cost controls and asset quality.

Our ability to manage growth successfully will depend on our ability to continue to attract and retain management experienced in banking and financial services and familiar with the communities in our market area. As we grow, we must be able to attract and retain qualified additional management and loan officers with the appropriate level of experience and knowledge about our market areas to implement our operating strategy. The unexpected loss of services of any key management personnel, or the inability to recruit and retain qualified personnel in the future, could materially adversely affect us. If we grow too quickly and are not able to attract qualified personnel and maintain cost controls and asset quality, this continued rapid growth could materially adversely affect us.

Changes in interest rates could reduce our net income and liquidity.

Our operating income, net income and liquidity depend to a great extent on our net interest margin, i.e., the difference between the interest yields we receive on loans, securities and other interest earning assets and the interest rates we pay on interest-bearing deposits, borrowings and other liabilities. These rates are highly sensitive to many factors beyond our control, including competition, general economic conditions and monetary and fiscal policies of various governmental and regulatory authorities, including the Board of Governors of the Federal Reserve System, or the “FRB.” If the rate of interest we pay on our interest-bearing deposits, borrowings and other liabilities increases more than the rate of interest we receive on loans, securities and other interest earning assets, our net interest income, and therefore our earnings, and liquidity could be materially adversely affected. Our earnings and liquidity could also be materially adversely affected if the rates on our loans, securities and other investments fall more quickly than those on our deposits, borrowings and other liabilities. Our operations are subject to risks and uncertainties surrounding our exposure to change in interest rate environment.

We operate in a highly regulated environment; changes in laws and regulations and accounting principles may materially adversely affect us.

We are subject to extensive regulation, supervision, and legislation which govern almost all aspects of our operations. The laws and regulations applicable to the banking industry could change at any time and are primarily intended for the protection of customers, depositors and the deposit insurance funds. Any changes to these laws or any applicable accounting principles may materially adversely affect us. While we cannot predict what effect any presently contemplated or future changes in the laws or regulations or their interpretations would have on us, these changes could be materially adverse to us.

Competition from other banks and financial institutions in originating loans, attracting deposits and providing various financial services may adversely affect our profitability and liquidity.

We have substantial competition in originating loans, both commercial and consumer in our market area. This competition comes principally from other banks, savings institutions, mortgage banking companies and other lenders. Many of our competitors enjoy advantages, including greater financial resources and access to capital, stronger regulatory ratios, and higher lending limits, a wider geographic presence, more accessible branch office locations, the ability to offer a wider array of services or more favorable pricing alternatives, as well as lower origination and operating costs. This competition could reduce our net income and liquidity by decreasing the number and size of loans that the Bank originates and the interest rates we may charge on these loans.

In attracting business and consumer deposits, the Bank faces substantial competition from other insured depository institutions such as banks, savings institutions and credit unions, as well as institutions offering uninsured investment alternatives, including money market funds. Many of its competitors enjoy advantages, including greater financial resources and access to capital, stronger regulatory ratios, stronger asset quality and performance, more aggressive marketing campaigns, better brand recognition and more branch locations. These competitors may offer higher interest rates than the Bank, which could decrease the deposits that the Bank attracts or require the Bank to increase its rates to retain existing deposits or attract new deposits. Increased deposit competition could materially adversely affect our ability to generate the funds necessary for lending operations. As a result, we may need to seek other sources of funds that may be more expensive to obtain and could increase our cost of funds.

We may not be able to repurchase our Preferred Stock and Warrant issued to the U.S. Treasury pursuant to the TARP.

On October 14, 2009, we notified the OTS of our intent to repurchase the Preferred Stock and Warrant issued to the U.S. Treasury pursuant to the TARP. In the event our application to repurchase these securities is not approved, we would continue to remain subject to the restrictions imposed on TARP companies, including restrictions on dividends and the repurchase of our common stock, restrictions on our issuance of senior securities and on executive compensation. Further, if we cannot repurchase the Preferred Stock, we will be required to continue to pay the dividend on such shares, which is 5% for the first five years and 9% per year thereafter.

Risks Related to the Pending Merger with Central Jersey

The pending merger with Central Jersey may distract our management from their other responsibilities.

The pending acquisition of Central Jersey could cause our management to focus their time and energies on matters related to the merger that otherwise would be directed to our business and operations. Any such distraction on the part of management, if significant, could affect management’s ability to service existing business and develop new business and otherwise adversely affect us following the merger.

Governmental agencies, self-regulatory organizations or third parties may delay or impose conditions on approval of the merger, which may diminish the anticipated benefits of the merger.

Our shareholders and the shareholders of Central Jersey each approved the merger at special meetings held on October 1, 2009. However, completion of the pending merger with Central Jersey is conditioned upon the receipt of all necessary consents, approvals and authorizations of any governmental authority, self-regulatory organization or third party. While we and Central Jersey intend to vigorously pursue any and all required consents, approvals and authorizations and do not know of any reason why they would not be able to obtain the consents in a timely manner, the requirement to receive such consents before the merger could delay the completion of the merger, possibly for a significant period of time. In addition, these governmental agencies, self-regulatory organizations and third parties may attempt to condition their consents, approvals or authorizations on the imposition of conditions that could have a material adverse effect on the combined entity’s operating results or the value of our common stock after the completion of the merger with Central Jersey. Any delay in the completion of the merger could diminish the anticipated benefits of the merger or result in additional transaction costs, loss of revenue or other effects associated with uncertainty about the transaction, such as difficulty in retaining key personnel or in pursuing business strategies.

We can provide no assurance that we will be able to obtain the necessary approvals in a timely manner, or at all, or that any conditions imposed upon such approvals will not have a material adverse effect on us following the merger. In addition, we can provide no assurance that any such conditions will not result in the abandonment of the merger by us or Central Jersey, or both companies.

If the merger with Central Jersey is not completed, we will have incurred substantial expenses without realizing the expected benefits.

We have incurred expenses in connection with the merger transaction and expect to incur additional expenses prior to completing the merger. The completion of the merger depends on the receipt of regulatory approvals. We cannot guarantee that we will receive those approvals. If the merger is not completed, the merger-related expenses that we will have incurred could materially adversely affect us without any of the expected benefits of the merger.

We may fail to realize the cost savings we estimate for the merger.

The success of the merger, if consummated, will depend, in part, on our ability to realize the estimated cost savings from combining the businesses of OceanFirst and Central Jersey. Our management estimated at the time the proposed merger was announced that after the merger of the companies’ banking subsidiaries it expects to achieve annual total cost savings equal to approximately 37.5% of Central Jersey’s current annualized non-interest expenses through the elimination of redundant senior management and back-office staffing and other operating efficiencies. While we believe these cost savings estimates are achievable as of the date of this prospectus supplement, it is possible that the potential cost savings could turn out to be more difficult to achieve than originally anticipated. The cost savings estimates depend on the ability to combine the businesses of OceanFirst and Central Jersey in a manner that permits those cost savings to be realized.

Merger-related charges and acquisition accounting adjustments could be different from our estimates.

If the Central Jersey merger-related charges are materially greater than anticipated or the final acquisition accounting adjustments based on fair value of the acquired assets and liabilities at the effective date of the merger and related adjustments to yield and/or amortization of the acquired assets and liabilities are materially different than anticipated, our estimate of the expenses associated with merger could significantly exceed our expectations.

If the fair value of the acquired assets and liabilities of Central Jersey at the effective date of the merger is materially different than our estimates, this could have a material impact on our financial condition and results of operations.

The integration of the operations of our operations and Central Jersey’s may be more difficult than anticipated.

We and Central Jersey have operated, and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in unanticipated adverse affects. The success of the merger with Central Jersey will depend on a number of factors, including, but not limited to, our ability to:

•	timely and successfully integrate our operations and Central Jersey’s;

•	maintain existing relationships with depositors in the banks to minimize withdrawals of deposits subsequent to the merger;

•	continue to operate the ongoing business of OceanFirst and Central Jersey without disruption;

•	control our incremental non-interest expense and maintain overall operating efficiencies;

•	retain and attract qualified personnel at the Bank and Central Jersey Bank; and

•	compete effectively in the communities served by the Bank and Central Jersey Bank and in nearby communities.

The process of integrating operations could cause an interruption of, or loss of momentum in, our business and the loss of key personnel. The integration of the two companies will require the experience and expertise of certain key employees of Central Jersey who we expect to retain. We may not be successful in retaining these employees for the time period necessary to successfully integrate Central Jersey’s operations with our operations. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and the integration of the two companies’ operations could have an adverse effect on our business and results of operations following the merger.

Our business is concentrated and economic conditions in the market areas currently serviced by our companies could materially adversely affect our combined operations.

OceanFirst operates principally in the Ocean, Monmouth and Middlesex counties in New Jersey and the operations of Central Jersey are concentrated in Monmouth County and Ocean County, New Jersey. The operating results of Central Jersey and OceanFirst as a combined company will depend largely on economic conditions in these and surrounding areas. A deterioration in economic conditions in these market areas could materially adversely affect our combined operations and:

•	increase loan delinquencies;

•	increase problem assets and foreclosures;

•	increase claims and lawsuits;

•	decrease the demand for our products and services; and

•	decrease the value of collateral for loans, especially real estate, in turn reducing customers’ borrowing power, the value of assets associated with nonperforming loans and collateral coverage.

Risks Related to Central Jersey

Central Jersey’s earnings are sensitive to fluctuations in interest rates.

Central Jersey’s earnings depend on the earnings of Central Jersey Bank. Central Jersey Bank is dependent primarily upon the level of net interest income, which is the difference between interest earned on its interest-

earning assets, such as loans and investments, and the interest paid on its interest-bearing liabilities, such as deposits and borrowings. Accordingly, the operations of Central Jersey Bank are subject to risks and uncertainties surrounding their exposure to change in the interest rate environment.

Central Jersey’s earnings and financial condition may be negatively impacted by a general economic downturn or changes in the credit risk of its borrowers.

Central Jersey Bank’s results of operations and financial condition are affected by the ability of its borrowers to repay their loans. Lending money is an essential part of the banking business. However, borrowers do not always repay their loans. The risk of non-payment is affected by credit risks of a particular borrower, changes in economic conditions, the duration of the loan and in the case of a collateralized loan, uncertainties as to the future value of the collateral and other factors.

Central Jersey’s results of operations are significantly affected by the ability of its borrowers to repay their loans and if borrowers do not repay their loans, Central Jersey will be exposed to credit risk.

Lending money is an essential part of the banking business. However, borrowers do not always repay their loans. The risk of non-payment is affected by:

•	credit risks of a particular borrower;

•	changes in economic and industry conditions;

•	the duration of the loan; and

•	in the case of a collateralized loan, uncertainties as to the future value of the collateral.

The current economic and market conditions in the United States and around the world may heighten the risk of non-payment. Generally, commercial/industrial, construction and commercial real estate loans present a greater risk of non-payment by a borrower than other types of loans. In addition, consumer loans typically have shorter terms and lower balances with higher yields compared to real estate mortgage loans, but generally carry higher risks of default. Consumer loan collections are dependent on the borrower’s continuing financial stability, and thus are more likely to be affected by adverse personal circumstances. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount that can be recovered on these loans.

While Central Jersey intends to maintain a prudent approach to extending credit by undertaking due diligence and credit scoring to determine the risk of each credit application, there can be no guarantee that these measures will be sufficient to mitigate its exposure to credit risk. If Central Jersey fails to adequately manage its credit risk, it could materially and adversely affect them.

Central Jersey may be required to make further increases in their provisions for loan losses and to charge off additional loans in the future, which could materially and adversely affect Central Jersey.

There is no precise method of predicting loan losses. Central Jersey can give no assurance that the allowance for their loan losses is or will be sufficient to absorb actual loan losses. Central Jersey maintains an allowance for loan losses, which is a reserve established through a provision for loan losses charged to expense, that represents management’s best estimate of probable incurred losses within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The level of the allowance reflects management’s continuing evaluation of specific credit risks; loan loss experience; current loan portfolio quality; present economic, political and regulatory conditions; industry concentrations and other unidentified losses inherent in the current loan portfolio. The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and judgment and requires Central Jersey to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of Central Jersey’s control, may require Central Jersey to increase their allowance for loan losses. Increases in nonperforming loans have a significant impact on Central Jersey’s allowance for loan losses. If current trends in the real estate markets continue, Central Jersey could continue to experience increased delinquencies and credit losses, particularly with respect to real estate construction and land acquisition and development loans and one-to-four family residential mortgage loans. Moreover, Central Jersey expects that the current recession will negatively impact economic conditions in their market areas and that they could experience significantly higher delinquencies and credit losses.

In addition, bank regulatory agencies periodically review Central Jersey’s allowance for loan losses and may require them to increase the provision for loan losses or to recognize further loan charge-offs, based on judgments that differ from those of management. If loan charge-offs in future periods exceed their allowance for loan losses, they will need to record additional provisions to increase Central Jersey’s allowance for loan losses. Furthermore, growth in Central Jersey’s loan portfolio would generally lead to an increase in the provision for loan losses. Any increases in Central Jersey’s allowance for loan losses will result in a decrease in net income and capital, and may have a material adverse effect on Central Jersey’s financial condition, results of operations and cash flows.

Central Jersey’s concentration of commercial real estate loans could result in increased loan losses.

Commercial real estate, or “CRE,” is cyclical and poses risks of loss to Central Jersey due to concentration levels and similar risks of the asset, especially since Central Jersey had 66.5% of its loan portfolio in CRE as of September 30, 2009. The banking regulators continue to give CRE lending greater scrutiny, and banks with higher levels of CRE loans are expected to implement more stringent underwriting, internal controls, risk management policies and portfolio stress testing, as well as higher levels of allowances for possible losses and capital levels as a result of CRE lending growth and exposures. Central Jersey’s management has already reduced the concentration of CRE in its loan portfolio, and has efforts underway to further reduce such concentration during the balance of 2009. In addition, if the merger between the Company and Central Jersey is consummated, CRE loans will be 30.8% of the Company’s loan portfolio on a pro forma basis.

Central Jersey’s results of operations may be materially and adversely affected by other-than-temporary impairment charges relating to its investment portfolio.

Central Jersey may be required to record future impairment charges on its investment securities if they suffer declines in value that Central Jersey considers other-than-temporary. Numerous factors, including the lack of liquidity for re-sales of certain investment securities, the absence of reliable pricing information for investment securities, adverse changes in the business climate, adverse regulatory actions or unanticipated changes in the competitive environment, could have a negative effect on Central Jersey’s investment portfolio in future periods. If an impairment charge is significant enough, it could affect the ability of Central Jersey Bank to pay dividends to Central Jersey, which could have a material adverse effect on its liquidity and the ability to pay dividends to shareholders. Significant impairment charges could also negatively impact Central Jersey’s regulatory capital ratios and result in Central Jersey Bank not being classified as “well-capitalized” for regulatory purposes.

Central Jersey faces increasing competition in its market from other banks and financial institutions.

Central Jersey Bank may not be able to compete effectively in its markets, which could adversely affect its results of operations. The banking and financial services industry in Central Jersey Bank’s market area is highly competitive. The increasingly competitive environment is a result of changes in regulation, changes in technology and product delivery systems, and the accelerated pace of consolidation among financial service providers. Larger institutions have greater access to capital markets, with higher lending limits and a broader array of services. Competition may require increases in deposit rates and decreases in loan rates, and adversely impact Central Jersey’s net interest margin.

Government regulation restricts the scope of Central Jersey’s operations.

Central Jersey and Central Jersey Bank operate in a highly regulated environment and are subject to supervision and regulation by several governmental regulatory agencies, including the OCC and the FRB. Central Jersey and Central Jersey Bank are subject to federal and state regulations governing virtually all aspects of their activities, including but not limited to, lines of business, liquidity, investments, the payment of dividends and others. Regulations that apply to Central Jersey and Central Jersey Bank are generally intended to provide protection for depositors and customers rather than for investors. Central Jersey and Central Jersey Bank will remain subject to these regulations, and to the possibility of changes in federal and state laws, regulations, governmental policies, income tax laws and accounting principles. Changes in the regulatory environment in which Central Jersey and Central Jersey Bank operate could adversely affect the banking industry as a whole and Central Jersey and Central Jersey Bank’s operations in particular. For example, regulatory changes could limit Central Jersey’s growth and its return to investors by restricting such activities as the payment of dividends, mergers with or acquisitions by other institutions, investments, loans and interest rates, and providing securities, insurance or trust services. Such regulations and the cost of adherence to such regulations can have a significant impact on earnings and financial condition.

Also, legislation may change present capital requirements, which could restrict Central Jersey and Central Jersey Bank’s activities and require the Central Jersey and Central Jersey Bank to maintain additional capital. Central Jersey and Central Jersey Bank cannot predict what changes, if any, legislators and federal and state agencies will make to existing federal and state legislation and regulations or the effect that such changes may have on Central Jersey and Central Jersey Bank’s business.

Central Jersey anticipates increased and/or changes in regulations as a result of the current turmoil in the financial markets and the efforts of government agencies to stabilize the financial system.

Central Jersey’s business is concentrated in and dependent upon the continued growth and welfare of its primary market area.

Central Jersey operates primarily in Monmouth County and Ocean County, New Jersey. Its success depends upon the business activity, population, income levels, deposits and real estate activity in this market. Although Central Jersey’s customers’ business and financial interests may extend well beyond this market area, adverse economic conditions that affect Central Jersey’s home market could reduce its growth rate, affect the ability of its customers to repay their loans to Central Jersey and generally affect its financial condition and results of operations. Because of Central Jersey’s geographic concentration, it is less able than other regional or national financial institutions to diversify its credit risks across multiple markets.

Central Jersey may not be able to repurchase the Central Jersey Preferred Stock and Central Jersey Warrant issued to the U.S. Treasury pursuant to the TARP.

On June 3, 2009, Central Jersey notified the Office of the Comptroller of the Currency of its intent to repurchase the Central Jersey Preferred Stock and the Central Jersey Warrant issued to the U.S. Treasury pursuant to the TARP. In the event its application to repurchase these securities is not approved Central Jersey would, until completion of the merger, and we would, upon completion of the merger, continue to remain subject to the restrictions imposed on TARP companies, including restrictions on dividends and the repurchase of Central Jersey common stock or our common stock, as applicable, restrictions on Central Jersey’s or our, as applicable, issuance of senior securities and on executive compensation. Further, if either Central Jersey or we cannot repurchase the Central Jersey Preferred Stock, Central Jersey, prior to completion of the merger, and we, upon completion of the merger, will be required to continue to pay the dividend on such shares, which is 5% for the first five years and 9% per year thereafter.

Unfavorable economic and market conditions due to the current global financial crisis may adversely affect Central Jersey’s financial position and results of operations.

Economic and market conditions in the United States and around the world have deteriorated significantly and may remain depressed for the foreseeable future. Conditions such as slowing or negative growth and the sub-prime debt devaluation crisis have resulted in a low level of liquidity in many financial markets, and extreme volatility in credit, equity and fixed income markets. These economic developments could have various effects on Central Jersey’s business, including insolvency of major customers and a negative impact on the investment income it is able to earn on its investment portfolio. Lending money is an essential part of the banking business. Due to the current economic conditions, customers may be unable or unwilling to borrow money or repay funds already borrowed. The risk of non-payment is affected by credit risks of a particular customer, changes in economic conditions, the duration of the loan and in the case of a collateralized loan, uncertainties as to the future value of the collateral and other factors. The potential effects of the current global financial crisis are difficult to forecast and mitigate. As a consequence, Central Jersey’s operating results for a particular period are difficult to predict. Distress in the credit markets and issues relating to liquidity among financial institutions have resulted in the failure of some financial institutions around the world and others have been forced to seek acquisition partners. The United States and other governments have taken unprecedented steps in efforts to stabilize the financial system, including investing in financial institutions. There can be no assurance that these efforts will succeed. Central Jersey’s business and its financial condition and results of operations could be adversely affected by (1) continued or accelerated disruption and volatility in financial markets; (2) continued capital and liquidity concerns regarding financial institutions; (3) limitations resulting from further governmental action in an effort to stabilize or provide additional regulation of the financial system; or (4) recessionary conditions that are deeper or longer lasting than currently anticipated.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the shares of common stock by us will be approximately $46.9 million after deducting the underwriting discount and our estimated offering expenses. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $54.0 million.

We intend to use a portion of the net proceeds we receive from the sale of shares in this offering to repurchase the Preferred Stock issued to the Treasury pursuant to TARP. The aggregate amount used to repurchase the Preferred Stock is expected to be approximately $38.3 million plus accrued dividends. We expect to use the remaining amount of the net proceeds of this offering to repurchase the Central Jersey Preferred Stock issued to the Treasury pursuant to TARP, in the event such shares remain outstanding following the closing of the merger, or for general corporate purposes. The aggregate amount of Central Preferred Stock issued to Treasury was $11.3 million. In the event such shares remain outstanding following the close of the merger, we expect to pay $11.3 million plus accrued dividends to repurchase these shares.

MARKET PRICE OF COMMON STOCK AND DIVIDENDS

Our common stock is listed on the Nasdaq Global Select Market under the symbol “OCFC.” The following table sets forth the high and low sales prices per share of our common stock and the dividends paid thereon for the fiscal quarters indicated. This information has been restated to reflect all stock splits occurring prior to the issuance of this report.

Period	High	Low	Dividend Declared
2009
First Quarter	$16.92	$7.29	$0.20
Second Quarter	14.23	10.55	0.20
Third Quarter	12.62	10.76	0.20
Fourth Quarter (through October 28, 2009)	12.50	9.65	0.20

2008
First Quarter	$17.60	$14.67	$0.20
Second Quarter	20.77	16.39	0.20
Third Quarter	21.99	17.19	0.20
Fourth Quarter	18.12	12.53	0.20

2007
First Quarter	$23.29	$17.23	$0.20
Second Quarter	18.44	16.82	0.20
Third Quarter	18.30	14.67	0.20
Fourth Quarter	17.72	14.95	0.20

The last reported sales price per share of our common stock, as reported on the Nasdaq Global Select Market on October 28, 2009 was $9.65. On October 28, 2009, there were approximately 3,145 holders of record.

DIVIDEND POLICY

We currently pay a quarterly dividend of $0.20 per share. Although we have paid quarterly dividends on our common stock without interruption since April 1997, there is no guarantee that we will continue to pay dividends on our common stock or that we will continue to pay dividends at the same rate. Our ability to pay dividends is dependent on the ability of the Bank to pay a dividend to us. See “Risk Factors—Our results of operations depend upon the results of operations of our subsidiaries,” and “—There is no guaranty that we will be able to continue to pay a dividend or, if continued, will be able to pay a dividend at the current rate.” All dividends on our common stock are declared at the discretion of the our board of directors based on such factors as the board deems relevant including economic factors, regulatory requirements, capital and liquidity needs and the ability of the Bank to pay dividends to us. On January 16, 2009, we issued to the Treasury 38,263 shares of Preferred Stock. Pursuant to the terms of the purchase agreement entered into by us with the U.S. Treasury, our ability to declare or pay dividends on any of our shares of common stock is limited. Specifically, we are unable to declare dividend payments on common shares if we are in arrears on the dividends on the Preferred Stock. Further, we are not permitted to increase dividends on our common stock above the amount of the last quarterly cash dividend per share declared prior to October 14, 2008 without the approval of the Treasury until the third anniversary of the investment unless all of the Preferred Stock has been redeemed or transferred.

CAPITALIZATION

The information in this table does not give effect to any other events subsequent to September 30, 2009. You should read the information in this table along with the financial information included in, or incorporated by reference into, this prospectus supplement and the accompanying base prospectus. You should read this table in conjunction with our unaudited consolidated financial statements and the related notes thereto and the unaudited consolidated financial statements of Central Jersey and the notes thereto, in each case incorporated in this prospectus supplement and the accompanying base prospectus by reference.

The following table sets forth our consolidated capitalization as of September 30, 2009:

•	on an actual basis;

•

on an as adjusted basis giving effect to the sale of 5,556,000 shares of our common stock in this offering, assuming no exercise of the underwriters’ option to purchase additional shares of common stock, at a public offering price of $9.00 per share,

•	on a pro forma basis giving effect to the Central Jersey merger, including the issuance of approximately 4,743,657 shares of our common stock; and

•

on a pro forma as adjusted basis to give effect to the Central Jersey merger, including the issuance of common stock, as described above, and the sale of 5,556,000 shares of common stock in this offering, assuming no exercise of the underwriters’ option to purchase additional shares of common stock, at a public offering price of $9.00 per share.

	As of September 30, 2009 (in thousands)
	Actual	As Adjusted (1)	Pro Forma (2)	Pro Forma as Adjusted (3)(4)
Stockholders’ Equity:
Preferred stock (4)	$37,345	$37,345	$47,737	$47,737
Common stock (5)	272	328	319	375
Additional paid-in capital	205,565	252,409	260,544	307,388
Retained earnings	163,487	163,487	159,619	159,619
Accumulated other comprehensive loss	(11,184)	(11,184)	(11,184)	(11,184)
Less: Unallocated common stock held by Employee Stock Ownership Plan	(4,849)	(4,849)	(4,849)	(4,849)
Treasury stock	(224,464)	(224,464)	(224,464)	(224,464)

Total stockholders’ equity	166,172	213,072	227,722	274,622

Selected Data:
Book value per common share	$10.36	$9.77	$10.48	$9.98
Tangible book value per common share	10.36	9.77	9.40	9.17
Tangible Common Equity to Tangible Assets	6.88%	9.15%	6.62%	8.38%

Bank Capital Ratios:
Core Capital Ratio	9.44%	9.44%	9.07%	9.07%
Tier 1 Risk-Based Capital Ratio	13.67	13.67	12.78	12.78
Total Risk-Based Capital Ratio	14.44	14.44	13.67	13.67

(1)	Consolidated capitalization giving effect to the sale of 5,556,000 shares of common stock in this offering at a public offering price of $9.00 per share, for total proceeds of approximately $46.9 million.
(2)	Consolidated capitalization on a pro forma basis giving effect to the Central Jersey merger, including the issuance of approximately 4,743,657 shares of our common stock.

(3)	Consolidated capitalization on a pro forma as adjusted basis giving effect to the Central Jersey merger, including the issuance of approximately 4,743,657 shares of our common stock, and the sale of 5,556,000 shares of common stock in this offering at a public offering price of $9.00 per share, for total proceeds of approximately $46.9 million.
(4)	At September 30, 2009, we had 5,000,000 shares of preferred stock authorized, of which 38,263 were outstanding.
(5)	At September 30, 2009, we had 55,000,000 shares of common stock authorized, of which 12,432,556 were outstanding.
(6)	We have applied to repurchase the Preferred Stock and Warrants issued to the US Treasury pursuant to the TARP. Central Jersey also has applied to repurchase the Central Jersey Preferred Stock and Central Jersey Warrant issued to the US Treasury pursuant to the TARP. In the event our application is approved, we will pay Treasury $38,263,000 plus accrued and unpaid dividends in exchange for the cancelled Preferred Stock. In the event that Central Jersey’s application is approved, Central Jersey will pay approximately $11,300,000 plus accrued and unpaid dividends, in exchange for the cancelled Central Jersey Preferred Stock. In addition, we and Central Jersey intend to negotiate the repurchase of the Warrant and the Central Jersey Warrant, respectively. If we are successful in repurchasing the Preferred Stock and Central Jersey is successful in repurchasing the Central Jersey Preferred Stock, it will result in an aggregate reduction of capital on a pro forma basis of approximately $47.7 million plus accrued and unpaid dividends. The repurchase price of the Warrant and the Central Jersey Warrant will be negotiated with the US Treasury and cannot be estimated at this time. The amount ultimately paid to repurchase these warrants will be a further reduction to capital.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

The following table shows information about our financial condition and operations, including per share data and financial ratios, after giving effect to the merger. This information is called pro forma information. The table sets forth the information as if the merger had become effective on September 30, 2009, with respect to financial condition data, and at the beginning of the periods presented, with respect to operations data. The pro forma data in the tables assume that the merger is accounted for using the acquisition method of accounting. This table should be read in conjunction with, and is qualified in its entirety by, the historical financial statements, including the notes thereto of OceanFirst and Central Jersey incorporated by reference in this document.

We anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings or opportunities to earn additional revenue and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined during these periods.

In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (“SFAS”) No. 141 Revised (SFAS 141R), which replaced SFAS 141, “Business Combinations,” for periods beginning on or after December 15, 2008, but retains the fundamental requirements in SFAS 141, that the acquisition method of accounting (which SFAS 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination.

SFAS 141R revises the definition of the acquisition date as the date the acquirer obtains control of the acquiree. This is typically the closing date, and is used to measure the fair value of the consideration paid. When the acquirer issues equity instruments as full or partial payment for the acquiree, the fair value of the acquirer’s equity instruments will be measured at the acquisition date, rather than an earlier measurement date as currently required under SFAS 141. Under SFAS 141R all loans are transferred at fair value, including adjustments for credit and no allowance is carried over. Transaction costs are excluded from the acquisition accounting. They are instead accounted for under other generally accepted accounting principles, which may mean the costs are expensed as incurred (e.g., due diligence costs), or, to the extent applicable, treated as a cost of issuing equity securities.

SFAS 141R also retains the guidance in SFAS 141 for identifying and recognizing intangible assets separately from goodwill. However, SFAS 141R’s scope is broader than that of SFAS 141, which was applied to only business combinations in which control was obtained by transferring consideration. The application of SFAS 141R was considered in arriving at the unaudited pro forma results in the tables provided below.

The acquisition method of accounting requires that all of Central Jersey’s assets and liabilities be adjusted to their fair market values as of the date of acquisition. For purposes of the unaudited combined pro forma financial statements, fair market value of assets and liabilities at September 30, 2009 has been estimated by management of OceanFirst and Central Jersey using market information available on September 30, 2009. Accordingly, these adjustments are only approximations and estimates. This information may not necessarily be indicative of the financial position or results of operations that would have occurred if the merger had been consummated on the date or at the beginning of the period indicated or which may be obtained in the future. Upon consummation of the merger, we will make adjustments as of the date of consummation based on appraisals and estimates.

Unaudited Combined Condensed Consolidated Pro Forma Statement of Financial Condition

September 30, 2009 (1)

	OceanFirst Financial Corp. Historical	Central Jersey Bancorp Historical	Pro Forma Adjustments (2)		Pro Forma Combined
	(in thousands)
ASSETS
Cash and due from banks	$21,767	$20,217	$(3,868	)(7)	$38,116
Federal funds sold	—	50,774	—		50,774
Securities available for sale	117,548	104,363	—		221,911
Securities held to maturity	—	9,832	413	(3)	10,245
Federal Home Loan Bank of New York stock, at cost	14,878	1,821	—		16,699
Federal Reserve Bank stock	—	1,848	—		1,848
Loans receivable, net	1,622,531	371,529	(6,729	)(4A,4B)	1,987,331
Loans held for sale	4,960	—	—		4,960
Premises and equipment, net	21,226	6,063	1,313	(5)	28,602
Bank Owned Life Insurance	39,768	3,784	—		43,552
Goodwill	—	—	7,530	(6)	7,530
Core deposit intangibles	—	1,134	9,817	(8)	10,951
Other assets	30,325	6,308	(218	)(9)	36,415

Total assets	$1,873,003	$577,673	$8,258		$2,458,934

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits	$1,357,909	$459,827	$1,771	(10)	$1,819,507
Securities sold under agreements to repurchase with retail customers	72,996	32,991	—		105,987
Federal Home Loan Bank advances	230,500	21,152	1,885	(11)	253,537
Other borrowings	27,500	5,155	—		32,655
Other liabilities	17,926	1,600	—		19,526

Total liabilities	1,706,831	520,725	3,656		2,231,212

Stockholders’ Equity:
Preferred stock	37,345	10,392	—		47,737
Common stock	272	92	(45	)(12)	319
Additional paid-in capital	205,565	66,069	(11,090	)(12)	260,544
Retained earnings	163,487	(19,189)	15,321	(12)	159,619
Accumulated other comprehensive (loss) income	(11,184)	1,390	(1,390	)(12)	(11,184)
Less: Unallocated common stock held by					—
Employee Stock Ownership Plan	(4,849)	—	—		(4,849)
Treasury Stock	(224,464)	(1,806)	1,806	(12)	(224,464)
Common stock acquired by Deferred Compensation Plan	981	—	—		981
Deferred Compensation Plan liability	(981)	—	—		(981)

Total stockholders’ equity	166,172	56,948	4,602		227,722

Total liabilities and stockholders’ equity	$1,873,003	$577,673	$8,258		$2,458,934

	OceanFirst Bank Historical	Central Jersey Bank Historical	Pro Forma Combined
CAPITAL RATIOS
Regulatory Tier 1 leverage capital	9.44%	10.00%	9.07%
Tier 1 risk-based capital	13.67	12.97	12.78
Total risk-based capital	14.44	14.23	13.67

Unaudited Combined Condensed Consolidated Pro Forma Statement of Income

For the Nine Months Ended September 30, 2009 (1)

	OceanFirst Financial Corp. Historical	Central Jersey Bancorp Historical	Pro Forma Adjustments		Pro Forma Combined
	(dollars in thousands, except per share data)
Interest income:
Loans	$68,581	$15,399	$(649	)(13)	$83,331
Securities and other	3,866	4,793	(199	)(13)	8,460

Total interest income	72,447	20,192	(848)		91,791

Interest expense:
Deposits	14,136	5,547	(1,771	)(13)	17,912
Borrowed funds	9,794	880	(393	)(13)	10,281

Total interest expense	23,930	6,427	(2,164)		28,193

Net interest expense	48,517	13,765	1,316		63,598
Provision for loan losses	3,500	4,510	—		8,010

Net interest income after provision for loan losses	45,017	9,255	1,316		55,588

Other income:
Loan servicing (loss) income	(102)	—	—		(102)
Fees and service charges	7,804	1,117	—		8,921
Net gain on sales of loans and securities available for sale	3,119	3,309	—		6,428
Income from Bank Owned Life Insurance	634	100	—		734
Other	439	—	—		439

Total other income	11,894	4,526	—		16,420

Operating expenses:
Compensation and employee benefits	17,781	5,774	—		23,555
Occupancy and equipment	6,115	1,596	40	(13)	7,751
Other	13,481	4,425	5,458	(7)	23,364
Goodwill impairment	—	26,957	—		26,957
Amortization of core deposit intangibles	—	310	922	(13)	1,232

Total operating expenses	37,377	39,062	6,420		82,859

Income (loss) before provision for income taxes	19,534	(25,281)	(5,104)		(10,851)
Provision (benefit) for income taxes	7,448	(207)	(1,458)		5,783

Net income	12,086	(25,074)	(3,646)		(16,634)
Dividends on preferred stock and accretion	1,539	557	—		2,096

Net income available to common stockholders	$10,547	$(25,631)	$(3,646)		$(18,730)

Basic earnings per share	$0.90	$(2.82)			$(1.15)

Diluted earnings per share	$0.90	$(2.82)			$(1.15)

Average basic shares outstanding	11,710	9,083			16,252	(14)

Average diluted shares outstanding	11,758	9,321			16,419	(14)

Unaudited Combined Condensed Consolidated Pro Forma Statement of Income

For the Year Ended December 31, 2008 (1)

	OceanFirst Financial Corp. Historical	Central Jersey Bancorp Historical	Pro Forma Adjustments		Pro Forma Combined
	(dollars in thousands, except per share data)
Interest income:
Loans	$96,660	$21,084	$(866	)(13)	$116,878
Securities and other	6,745	8,002	(266	)(13)	14,481

Total interest income	103,405	29,086	(1,132)		131,359

Interest expense:
Deposits	26,756	8,984	(1,771	)(13)	33,969
Borrowed funds	18,626	1,680	(524	)(13)	19,782

Total interest expense	45,382	10,664	(2,295)		53,751

Net interest expense	58,023	18,422	1,163		77,608
Provision for loan losses	1,775	1,319	—		3,094

Net interest income after provision for loan losses	56,248	17,103	1,163		74,514

Other income:
Loan servicing (loss) income	385	—	—		385
Fees and service charges	10,838	1,522	—		12,360
Net gain on sales of loans and securities available for sale	799	1,090	—		1,889
Income from Bank Owned Life Insurance	705	120	—		825
Other	96	—	—		96

Total other income	12,823	2,732	—		15,555

Operating expenses:
Compensation and employee benefits	24,270	7,759	—		32,029
Occupancy and equipment	7,468	3,649	53	(13)	11,170
Other	15,709	3,747	5,458	(7)	24,914
Amortization of core deposit intangibles	—	482	1,161	(13)	1,643

Total operating expenses	47,447	15,637	6,672		69,756

Income (loss) before provision for income taxes	21,624	4,198	(5,509)		20,313
Provision (benefit) for income taxes	6,860	1,288	(1,609)		6,539

Net income	14,764	2,910	(3,900)		13,774
Dividends on preferred stock and accretion	—	12	—		12

Net income available to common stockholders	$14,764	$2,898	$(3,900)		$13,762

Basic earnings per share	$1.27	$0.32			$0.85

Diluted earnings per share	$1.26	$0.30			$0.83

Average basic shares outstanding	11,667	9,092			16,213	(14)

Average diluted shares outstanding	11,758	9,524			16,520	(14)

(1)

Assumes that the acquisition of Central Jersey was completed at September 30, 2009 utilizing the acquisition method of accounting. Estimated fair value adjustments for investment securities held to maturity, loans, premises and equipment, time deposits and borrowed funds were determined by the management of OceanFirst and Central Jersey. The resulting premiums and discounts for purposes of the pro forma financial statements, where appropriate, are being amortized and accreted into income as more fully described in the notes below. Actual fair value adjustments, where appropriate, will be determined as of the merger date and will be amortized and accreted into income.

Certain reclassifications have been made to Central Jersey’s historical financial information in order to conform to Bancorp’s financial information.

(2)	Reflects the purchase accounting and acquisition adjustments related to the acquisition of Central Jersey for 4,743,657 shares of our common stock at $11.60 (the closing price of our common stock at September 30, 2009). The shares issued by OceanFirst are based on an exchange ratio of 0.5 for the 9,487,314 common shares of Central Jersey outstanding at September 30, 2009 (9,192,514 common shares outstanding and 294,800 common stock equivalents). Acquisition accounting adjustments assume that purchase price, goodwill and intangible assets are reflected on our financial statements pursuant to the application of acquisition accounting.
(3)	Reflects the difference between market values and net carrying values of investment securities held to maturity. Adjustment is amortized against interest income on an accelerated basis over the estimated life of the securities.
(4A)	Yield adjustment of $1.3 million to reflect the difference between portfolio yields and market rates as of September 30, 2009 for loans acquired in the acquisition. The adjustment was calculated using present value analysis applied to the loan portfolio. Loans were segregated into pools of similar loans. Cash flow was projected using the loan data plus estimates of prepayment speeds. The resulting cash flow was discounted to present value using risk adjusted discount rates applied to each pool of loans. The difference between carrying value and the present value of future cash flows was the yield adjustment. The yield adjustments are amortized against interest income on an accelerated basis over the estimated lives or repricing periods of the loans.
(4B)	Reflects a credit adjustment of $(8.0 million) for estimated additional losses in the loan portfolio. The adjustment includes an estimated loss based on our detailed review of Central Jersey’s non-performing and classified loans as well as estimated losses inherent in the loan portfolio.
(5)	Reflects the difference between market values and net carrying values of premises and equipment acquired in the acquisition. Adjustment is amortized as depreciation expense on a straight line basis over the remaining lives of the assets.

(6)	A reconciliation of the excess consideration paid by OceanFirst over Central Jersey’s net assets acquired (“Goodwill”) is as follows (in thousands):

	Note
Cost to acquire Central Jersey—OceanFirst common stock issued	2	$55,026

Central Jersey Net Assets at Fair Value:
Central Jersey common stockholder’s equity		46,556
Less: Core deposit intangibles		(1,134)

Central Jersey’s tangible common stockholder’s equity		45,422

Fair value adjustments:
Investment securities held to maturity	3	413
Loans—yield adjustment	4A	1,255
Loans—credit adjustment	4B	(7,984)
Premises and equipment	5	1,313
Time deposits	10	(1,771)
Borrowed funds	11	(1,885)

Fair value adjustments		(8,659)
Tax effect of fair value adjustments (*)	9	3,233
Tax benefit of stock option exercises (*)	9	638

Total adjustment to net assets acquired		(4,788)

Adjusted net assets acquired		40,634

Subtotal		14,392

Core deposit intangible	8	10,951
Tax effect of core deposit intangible (*)	8	(4,089)

Net core deposit intangible		6,862

Estimated Goodwill recognized		$7,530

(*)	Assumed effective tax rate of 37.34%
(7)	Transaction costs associated with the merger are estimated to be $3.9 million, net of taxes. Transaction costs are expensed as incurred on the pro forma financial statements based on OceanFirst and Central Jersey’s preliminary estimates. A summary of these costs is as follow (in thousands):

Professional fees	$1,200
Merger related compensation and benefits	2,305
Facilities and systems	1,588
Other merger related expenses	365

Estimated pre-tax transaction costs	5,458
Less related tax benefit	1,590

Estimated transaction costs, net of taxes	$3,868

Professional fees include investment banking, legal and other professional fees and expenses associated with shareholder and customer notifications and are not tax deductible. Merger related compensation and severance include employee severance, compensation arrangements, transitional staffing and related employee benefit expenses. Facilities and system costs include lease termination charges and equipment write-offs resulting from the consolidation of duplicate facilities. Other merger related expenses are associated with the integration of operations. The foregoing estimates may be refined subsequent to the completion of the merger.

(8)	Core deposit intangible is an identifiable asset representing the economic value of the acquired deposit base, calculated as the present value benefit of funding operations with the acquired deposit base versus using an alternative wholesale funding source. The core deposit intangible asset is amortized into expense using an accelerated method over 10 years.
(9)	Deferred tax assets on the cash out of options amounted to $638,000. Deferred tax liabilities on purchase accounting adjustments amounted to $856,000, and were based on an assumed tax rate of 37.34%.
(10)	Yield adjustment to reflect the difference between portfolio yields and market rates as of September 30, 2009 for time deposits acquired in the acquisition. Yield adjustments were calculated using present value analysis. Cash flow was discounted to present value using market rates for similar deposits. The yield adjustment is the aggregate present value of the difference. The yield adjustment is accreted against interest expense on an accelerated basis over the lives of the acquired time deposits.
(11)	Yield adjustments reflect the difference between portfolio yields and market rates as of September 30, 2009 for borrowings acquired in the acquisition. Yield adjustments were calculated using present value analysis. Cash flow for each month was the difference between projected interest costs of the remaining borrowings and hypothetical costs using current market rates based on advances from the Federal Home Loan Bank of New York. Cash flow was discounted to present value using market rates. The yield adjustment is the aggregate present value of the difference. The yield adjustment is amortized into interest expense on an accelerated basis over the lives of the acquired borrowings.
(12)	Reflects the issuance of 4,743,657 shares of our common stock in the transaction and the elimination of Central Jersey’s equity accounts.
(13)	The following table summarizes the estimated full year impact of the amortization (accretion) of the acquisition accounting adjustments on the pro-forma statement of income (in thousands).

Category	Premium/ (Discounts)	Estimated Life in Years	Amortization (Accretion) Method	Year ended December 31, 2008 Amortization (Accretion)	Nine months ended September 30, 2009 Amortization (Accretion)
Securities held to maturity	$413	2.1	SYD	$266	$199
Loans	1,255	1.9	SYD	866	649
Premises and equipment	1,313	25.0	SL	53	40
Time deposits	(1,771)	0.7	SYD	(1,771)	(1,771)
Borrowed funds	(1,885)	6.2	SYD	(524)	(393)
Core deposit intangibles	10,951	10.0	Accelerated	1,643	1,232

Net total	$10,276			$533	$(44)

Sum of years digits, straight line and accelerated methods were utilized in preparing the pro forma statement of income for amortizing and/or accreting the related acquisition accounting adjustments. We have determined that these methods approximate the level yield method that will be utilized for the merger for all adjustments.

The following table summarizes the estimated impact of the amortization/(accretion) of the acquisition accounting adjustments made in connection with the merger on our results of operations for the following years assuming such transaction was effected on January 1, 2008 (in thousands).

Projected future amounts for the years ending December 31,	Core deposit intangible	Net (accretion) amortization	Net decrease in income before taxes
2008	$1,643	$(1,110)	$533
2009	1,396	150	1,546
2010	1,187	(302)	885
2011	1,009	(218)	791
2012	857	(133)	724
2013 and thereafter	4,859	938	5,797

(14)	Basic and fully diluted weighted average common shares outstanding was determined by adding Central Jersey’s historical average basic and diluted outstanding common shares at the exchange ratio of 0.5 to our historical average basic and diluted outstanding common shares.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a summary of certain U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our common shares as of the date hereof. Except where noted, this summary deals only with common shares that are held as a capital asset by a non-U.S. holder. A capital asset for these purposes generally is property held for investment.

A “non-U.S. holder” means a person (including any entity other than a partnership) that is not for U.S. federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia (except for certain non-U.S. entities taxed as U.S. corporations under specialized sections of the Code);

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended, or the “Code,” and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a U.S. expatriate, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for U.S. federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. In the case of certain trusts, the tax treatment of a beneficiary of the trust will depend on the tax status of the beneficiary. If you are a partner of a partnership holding our common shares, you should consult your tax advisors.

This summary is not a substitute for an individual analysis of the tax consequences of holding or disposing of our common stock. If you are considering the purchase of our common shares, you should consult your own tax advisors concerning the particular U.S. federal income and estate tax consequences to you of the ownership of the common shares, as well as the consequences to you arising under the laws of any state, local or foreign taxing jurisdiction.

Dividends

Dividends paid to a non-U.S. holder of our common shares generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A distribution will constitute a dividend for U.S. federal income tax purposes to the extent paid from our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent these distributions exceed our current or accumulated earnings and profits, the excess will be treated first as reducing the adjusted tax basis in the non-U.S. holder’s shares of our common stock, but not below zero, and to the extent it exceeds the adjusted tax basis in the non-U.S. holder’s shares of our common stock, as gain from the sale or exchange of such shares of our common stock. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common shares who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete Internal Revenue Service Form W-8BEN, for treaty benefits, or W-8ECI, for effectively connected income, or such successor forms as the Internal Revenue Service designates, and provide other additional information as required or (b) if our common shares are held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common shares eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Shares

Any gain realized on the disposition of our common shares generally will not be subject to U.S. federal income tax or withholding tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•

we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes and certain other conditions are met. In general, a corporation is a “United States real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe we are not and do not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes.

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

Federal Estate Tax

Common shares held at the time of death by an individual who is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Generally, we must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required or whether withholding was reduced or eliminated by an applicable tax treaty. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be (other than a holder that is otherwise subject to withholding as discussed above) subject to backup withholding (currently at a rate of 28%) for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), such holder is presumed to be a U.S. person under applicable Treasury regulations, or such holder otherwise establishes an exemption. If you are subject to withholding you will not be subject to backup withholding.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common shares within the United States or conducted through certain U.S.-related financial intermediaries, unless the holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided that the required information is furnished to the Internal Revenue Service.

Recent Legislative Proposals

The Obama Administration has recently released general explanations of revenue proposals that would limit the ability of non-U.S. investors to claim relief from U.S. withholding tax in respect of dividends paid on the common stock, if such investors hold the common stock through a non-U.S. intermediary that is not a “qualified intermediary.” The Administration’s proposals also would limit the ability of certain non-U.S. entities to claim relief from U.S. withholding tax in respect of dividends paid to such non-U.S. entities unless those entities have provided documentation of their beneficial owners to the withholding agent. A third proposal would impose a 20% withholding tax on the gross proceeds of the sale of common stock effected through a non-U.S. intermediary that is not a qualified intermediary and that is not located in a jurisdiction with which the United States has a comprehensive income tax treaty having a satisfactory exchange of information program. A non-U.S. investor generally would be permitted to claim a refund to the extent any tax withheld exceeded the investor’s actual tax liability. The full details of these proposals have not yet been made public, although the Administration’s summary of these proposals generally indicates that they are not intended to disrupt ordinary and customary market transactions. It is unclear whether, or in what form, these proposals may be enacted. Non-U.S. holders are encouraged to consult with their tax advisers regarding the possible implications of the Administration’s proposals on their investment in respect of the common stock.

THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF U.S. FEDERAL INCOME OR ESTATE TAXATION THAT MAY BE RELEVANT TO INVESTORS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATION. INVESTORS SHOULD CONSULT THEIR OWN INDEPENDENT TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES THAT WOULD RESULT FROM THEIR ACQUISITION, OWNERSHIP AND DISPOSITION OF ANY COMMON STOCK, INCLUDING THE APPLICATION AND EFFECT OF STATE AND LOCAL, AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

CERTAIN ERISA CONSIDERATIONS

Each person considering the use of plan assets of a pension, profit-sharing or other employee benefit plan, individual retirement account, Keogh plan or other retirement plan, account or arrangement, each a “plan,” to acquire or hold the common stock should consider whether an investment in the common stock would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, or “ ERISA,” or Section 4975 of the Code.

Section 406 of ERISA and Section 4975 of the Code prohibit plans subject to Title I of ERISA and/or Section 4975 of the Code including entities such as collective investment funds, partnerships and separate accounts or insurance company pooled separate accounts or insurance company general accounts whose underlying assets include the assets of such plans, or collectively, “Plans,” from engaging in certain transactions involving “plan assets” with persons who are “parties in interest,” under ERISA or “disqualified persons” under the Code, or “parties in interest” with respect to the Plan. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. In the case of an individual retirement account, a violation of these prohibited transaction rules could cause the individual retirement account to lose tax-exempt status. Certain plans including those that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws, or collectively “Similar Laws.”

The acquisition or holding of the common stock by a Plan with respect to which we or certain of our affiliates is or becomes a party in interest may constitute or result in prohibited transactions under ERISA or Section 4975 of the Code, unless the common stock is acquired or held pursuant to and in accordance with an applicable exemption.

Accordingly, the common stock may not be purchased or held by any Plan or any person investing “plan assets” of any Plan, unless (i) such purchase or holding is eligible for the exemptive relief available under (A) a Prohibited Transaction Class Exemption, or “PTCE,” such as PTCE 96-23, PTCE 95-60, PTCE 91-38, PTCE 90-1 or PTCE 84-14 issued by the U.S. Department of Labor or (B) a statutory exemption under Section 408(b) of ERISA and/or Section 4975(d) of the Code, such as the exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code, or the “Service Provider Exemption,” for certain transactions with non-fiduciary service providers for transactions that are for adequate consideration, or (ii) there is some other basis on which the purchase and holding of the common stock is not prohibited. Each purchaser or holder of the common stock or any interest therein, and each person making the decision to purchase or hold the common stock on behalf of any such purchaser or holder will be deemed to have represented and warranted in both its individual capacity and its representative capacity (if any), on each day from the date on which the purchaser or holder acquires its interest in the common stock to the date on which the purchaser or holder disposes of its interest in the common stock, that, by its purchase or holding of the common stock or any interest therein, (a) its purchase and holding of the common stock is not made on behalf of or with “plan assets” of any Plan, or (b) if its purchase and holding of the common stock is made on behalf of or with “plan assets” of a Plan, then (i) its purchase and holding of the common stock will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code and (ii) neither the Company nor any of our affiliates is acting as a fiduciary (within the meaning of Section 3(21)) of ERISA in connection with the purchase or holding of the common stock and has not provided any advice that has formed or may form a basis for any investment decision concerning the purchase or holding of the common stock. Each purchaser and holder of the common stock or any interest therein on behalf of any governmental plan will be deemed to have represented and warranted by its purchase or holding of the common stock or any interest therein that such purchase and holding does not violate any applicable Similar Laws.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in nonexempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the common stock on behalf of or with “plan assets” of any plan or plan asset entity consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under Similar Laws, as applicable.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus supplement and the accompanying base prospectus through Sandler O’Neill & Partners, L.P., Stifel, Nicolaus & Company, Incorporated, Keefe, Bruyette & Woods, Inc. and Sterne Agee. Sandler O’Neill & Partners, L.P. is acting as sole representative of the several underwriters (collectively, the “Underwriters”) and we have entered into an underwriting agreement with Sandler O’Neill & Partners, L.P. as representative of the Underwriters, dated October 28, 2009 (the “Underwriting Agreement”). Subject to the terms and conditions of the Underwriting Agreement, each of the Underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:

Underwriter of Shares	Number
Sandler O’Neill & Partners, L.P.	1,889,040
Stifel, Nicolaus & Company, Incorporated	1,555,680
Keefe, Bruyette & Woods, Inc.	1,277,880
Sterne, Agee & Leach, Inc.	833,400

Total	5,556,000

Our common stock is offered subject to a number of conditions, including receipt and acceptance of the common stock by the Underwriters.

In connection with this offering, the Underwriters or securities dealers may distribute documents to investors electronically.

Commissions and discounts

Shares of common stock sold by the Underwriters to the public will be offered initially at the public offering price set forth on the cover of this prospectus supplement. Any shares of common stock sold by the Underwriters to securities dealers may be sold at a discount of up to $0.27 per share from the public offering price. Any of these securities dealers may resell any shares of common stock purchased from the Underwriters to other brokers or dealers at a discount of up to $0.10 per share from the public offering price. After the initial public offering, Sandler O’Neill & Partners, L.P. may change the offering price and the other selling terms. Sales of shares of common stock made outside of the United States may be made by affiliates of the Underwriters.

The following table shows the per share and total underwriting discounts and commissions we will pay to the Underwriters, assuming both no exercise and full exercise of the Underwriters’ over-allotment option to purchase an additional 833,400 shares of common stock:

	No Exercise	Full Exercise
Per Share	$0.45	$0.45
Total	$2,500,200	$2,875,230

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions but including our reimbursement of certain expenses of the Underwriters, will be approximately $600,000.

Over-allotment option

We have granted the Underwriters an option to buy up to an additional 15% of the offered amount, or 833,400 additional shares, of our common stock at the public offering price less underwriting discounts and commissions. The Underwriters may exercise this option in whole or from time to time in part solely for the purpose of covering over-allotments, if any, made in connection with this offering. The Underwriters have 30 days from the date of this prospectus supplement to exercise this option. If the Underwriters exercise this option, each Underwriter will be obligated, subject to the conditions in the Underwriting Agreement, to purchase a number of additional shares of our common stock proportionate to such Underwriter’s initial amount relative to the total amount reflected in the above table.

No sales of similar securities

We, our executive officers and directors have entered into lock-up agreements with the Underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of Sandler O’Neill & Partners, L.P., subject to limited exceptions, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, whether now owned or hereafter acquired or with respect to which such person has or hereafter acquires the power of disposition, or file any registration statement under the Securities Act, as amended, with respect to any of the foregoing or (ii) enter into any swap, hedge or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the shares of our common stock, whether any such swap, hedge or transaction is to be settled by delivery of shares of our common stock or other securities, in cash or otherwise. These restrictions will be in effect for a period of 90 days after the date of the Underwriting Agreement. At any time and without public notice, Sandler O’Neill & Partners, L.P. may, in its sole discretion, release all or some of the securities from these lock-up agreements.

The 90-day restricted period described above is subject to extension under limited circumstances. In the event that either (1) during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the 90-day restricted period and ends on the last day of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occur; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period, then the restricted period will continue to apply until the expiration of the date that is 15 calendar days plus 3 business days after the date on which the earnings release is issued or the material news or material event relating to us occurs.

Indemnification and contribution

We have agreed to indemnify the Underwriters and their affiliates, selling agents and controlling persons against certain liabilities. If we are unable to provide this indemnification, we will contribute to the payments the Underwriters and their affiliates, selling agents and controlling persons may be required to make in respect of those liabilities.

Nasdaq Global Select Market listing

Our common stock is listed on the Nasdaq Global Select Market under the symbol “OCFC.”

Price stabilization and short positions

In connection with this offering, the Underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the Underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the Underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The Underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the Underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option. The Underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time without notice. The Underwriters may carry out these transactions on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.

Passive market making

In connection with this offering, the Underwriters and selling group members may engage in passive market making transactions in our common stock on the Nasdaq Global Select Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of the distribution of this offering. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in a passive market making and may end passive market making activities at any time.

Affiliations

The Underwriters and their affiliates have provided certain commercial banking, financial advisory and investment banking services for us for which they receive fees. Sandler O’Neill & Partners, L.P. and Keefe, Bruyette & Woods, Inc. are serving as financial advisor to Central Jersey and OceanFirst, respectively, with respect to the Central Jersey merger, for which they are receiving customary compensation.

The Underwriters and their affiliates may from time to time in the future perform services for us and engage in other transactions with us.

Selling restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any shares which are the subject of the offering contemplated by this Prospectus (the “Shares”) may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	by the Underwriters to fewer than 100 natural or legal persons (other than qualified investors, as defined in the Prospectus Directive) subject to obtaining the prior consent of Sandler O’Neill & Partners, L.P. for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of Shares shall result in a requirement for the publication by us or any Underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression “an offer to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each Underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) received by it in connection with the issue or sale of the shares of common stock offered hereby in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of common stock offered hereby in, from or otherwise involving the United Kingdom.

VALIDITY OF COMMON STOCK

Unless otherwise indicated in the applicable prospectus supplement, the validity of the securities offered pursuant to this prospectus will be passed upon for us by Locke Lord Bissell & Liddell LLP, Washington, D.C. Certain legal matters related to the sale of the common stock offered hereby will be passed upon for the underwriters by Hogan & Hartson, LLP, Washington, D.C.

EXPERTS

The consolidated financial statements of OceanFirst Financial Corp. and subsidiary as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Central Jersey as of December 31, 2008 and for the year ended December 31, 2008, and management’s report on the effectiveness of internal control over financial reporting, have been incorporated by reference herein in reliance upon the reports of Beard Miller Company LLP, an independent registered public accounting firm, incorporated by reference herein, and upon such reports given upon the authority of said firm as experts in accounting and auditing.

On October 1, 2009, Central Jersey Bancorp, was notified that the audit practice of Beard Miller Company LLP, or Beard, an independent registered public accounting firm, was combined with ParenteBeard LLC, or ParenteBeard, in a transaction pursuant to which Beard combined its operations with ParenteBeard and certain of the professional staff and partners of Beard joined ParenteBeard either as employees or partners of ParenteBeard. On October 1, 2009, Beard resigned as the auditors of the Company. On October 1, 2009 with the approval of the Audit Committee, ParenteBeard was engaged as the independent registered public accounting firm of Central Jersey Bancorp.

Prior to engaging ParenteBeard, Central Jersey Bancorp, Inc. did not consult with ParenteBeard regarding the application of accounting principles to a specific completed or contemplated transaction or regarding the type of audit opinions that might be rendered by ParenteBeard on its consolidated financial statements, and ParenteBeard did not provide any written or oral advice that was an important factor considered by Central Jersey Bancorp in reaching a decision as to any such accounting, auditing or financial reporting issue.

The report of independent registered public accounting firm of Beard regarding Central Jersey Bancorp’s consolidated financial statements for the fiscal year ended December 31, 2008 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the year ended December 31, 2008 and during the interim period from the end of the most recently completed fiscal year through October 1, 2009, the date of resignation, Central Jersey Bancorp, had no disagreements with Beard on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Beard would have caused it to make reference to such disagreement in its reports.

The consolidated financial statements of Central Jersey and subsidiary as of December 31, 2007 and for the year then ended have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

PROSPECTUS

OCEANFIRST FINANCIAL CORP.

$80,000,000

Common Stock

Preferred Stock

Debt Securities

Warrants

From time to time, we may offer and sell shares of common stock, shares of preferred stock, debt securities and warrants, either individually or together in any combination, in one or more offerings in amounts, at prices an on terms that we will determine at the time of the offering, with a maximum aggregate initial offering price of up to $80,000,000. We may also offer shares of common stock or preferred stock upon conversion of debt securities, common stock upon conversion of preferred stock or common stock, preferred stock or debt securities upon the exercise of warrants.

The preferred stock, common stock, debt securities and warrants are collectively referred to herein as the “securities.” This prospectus describes some of the general terms that may apply to these securities and the general manner in which they may be offered. The specific terms of any securities to be offered, and the specific manner in which they may be offered, will be described in a supplement to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in the securities described in the applicable prospectus supplement. This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement and any applicable pricing supplement.

Our common stock is traded on the NASDAQ Global Select Market under the symbol “OCFC.” On June 18, 2009, the closing price of our common stock on the NASDAQ Global Select Market was $12.04 per share. You are urged to obtain current market quotations of our common stock.

Our principal executive offices are located at 975 Hooper Avenue, Toms River, NJ 08753 and our telephone number is (732) 240-4500. Our Internet address is http://www.oceanfirst.com.

INVESTING IN OUR SECURITIES INVOLVES CERTAIN RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 2.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE NOT DEPOSITS OR ACCOUNTS OR OTHER OBLIGATIONS OF ANY BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM OR ANY OTHER GOVERNMENTAL AGENCY OR INSTRUMENTALITY.

We may offer and sell these securities to or through one or more underwriters, dealers or agents, or directly to purchasers, on an immediate, continuous or delayed basis. We will set forth in the related prospectus supplement the name of the underwriters or agents, the discount or commission received by them from us as compensation, our other expenses for the offering and sale of these securities and the net proceeds we receive from the sale.

The date of this prospectus is June 29, 2009.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf registration process, we may offer to sell any combination of the securities described in this prospectus in one or more offerings up to an aggregate amount of $80,000,000. The exhibits to our registration statement contain the full text of certain contracts and other important documents that we have summarized in this prospectus. Since these summaries may not contain all the information that you may find important in deciding whether to purchase the securities we offer, you should review the full text of these documents. The registration statement and the exhibits can be obtained from the SEC as indicated under the heading “Where You Can Find More Information.”

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities pursuant to the registration statement, we will provide a prospectus supplement and, if applicable, a pricing supplement, that will contain specific information about the securities offered and the terms of that offering. We may also prepare free writing prospectus that describe particular securities. Any free writing prospectus should also be read in connection with this prospectus and with any other prospectus supplement or pricing supplement referred to therein. For purposes of this prospectus, any reference to an applicable prospectus supplement may also refer to a pricing supplement or a free writing prospectus unless the context otherwise requires. The prospectus supplement may also add to, update or change information contained in this prospectus and, accordingly, to the extent inconsistent, information in this prospectus is superseded by the information in the prospectus supplement.

When acquiring any securities discussed in this prospectus, you should rely only on the information provided in this prospectus and the related prospectus supplement, including the information incorporated by reference herein and therein. We have not authorized anyone to provide you with different information. We are not offering the securities in any state or jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus, any accompanying prospectus supplement or any document incorporated by reference herein or therein is accurate and complete as of any date other than the date on the front cover page of those documents.

Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus to “OceanFirst,” “we,” “our,” “ours,” and “us” refer to OceanFirst Financial Corp., which is a savings and loan holding company headquartered in Toms River, New Jersey, and its subsidiaries on a consolidated basis, unless the context otherwise requires. References to “OceanFirst Bank” mean OceanFirst Bank, which is our principal banking subsidiary.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference contain statements that are considered “forward looking statements” within the meaning of United States securities laws. In addition, OceanFirst and its management may make other written or oral communications from time to time that contain forward-looking statements. Forward-looking statements, including statements about industry trends, management’s future expectations and other matters that do not relate strictly to historical facts, are based certain on assumptions by management, and are often identified by the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project” or similar expressions or variations of such terms. Forward-looking statements may include, among other things, statements about OceanFirst’s confidence in its strategies and its expectations about financial performance, market growth, market and regulatory trends and developments, acquisitions and divestitures, new technologies, services and opportunities and earnings.

Forward-looking statements are subject to various risks and uncertainties, which change over time, are based on management’s expectations and assumptions at the time the statements are made, and are not guarantees of future results. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on our operations include, but are not limited to, changes in interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Board of Governors of the Federal Reserve System, the quality or composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in our market area and accounting principles and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on statements.

Actual outcomes and results may differ materially from what is expressed in our forward-looking statements and from our historical financial results due to the factors discussed in this prospectus or disclosed in our other SEC filings. Forward-looking statements should not be relied upon as representing our expectations or beliefs as of any date subsequent to the time this prospectus is filed with the SEC. We undertake no obligation to revise the forward-looking statements contained in this prospectus to reflect events after the time it is filed with the SEC. The factors discussed herein are not intended to be a complete summary of all risks and uncertainties that may affect our businesses. Though we strive to monitor and mitigate risk, we cannot anticipate all potential economic, operational and financial developments that may adversely impact our operations and our financial results.

Forward-looking statements should not be viewed as predictions, and should not be the primary basis upon which investors evaluate OceanFirst. Any investor in OceanFirst should consider all risks and uncertainties disclosed in our SEC filings described below under the heading “Where You Can Find More Information,” all of which are accessible on the SEC’s website at http://www.sec.gov.

ABOUT OCEANFIRST FINANCIAL CORP.

We are a savings and loan holding company incorporated under the laws of the State of Delaware and serve as the holding company for OceanFirst Bank, a federally-chartered savings and loan association, whose principal business is attracting retail deposits from the general public in the communities surrounding its branch offices and investing those deposits, together with funds generated from operations and borrowings, primarily in single-family, owner-occupied residential mortgage loans. OceanFirst Bank conducts its banking operations through 23 branches and a loan production office and is regulated by the Office of Thrift Supervision. Our principal executive offices are located at 975 Hooper Avenue, Toms River, New Jersey 08753 and our telephone number is (732) 240-4500. Our website is www.oceanfirst.com. Our website and the information therein or connected thereto are not intended to be incorporated into this prospectus or any prospectus supplement.

RISK FACTORS

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider any risk factors set forth in the applicable prospectus supplement and the documents incorporated by reference in this prospectus, including our Annual Report on Form 10-K for the year ended December 31, 2008, and in the applicable prospectus supplement. See “Where You Can Find More Information.”

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement for any offering of securities, the net proceeds we receive from the sale of securities offered by this prospectus will be for capital expenditures, repayment of indebtedness, repurchase of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A and warrant issued to the United States Department of Treasury pursuant to its Troubled Asset Relief Program Capital Purchase Program, working capital, to make acquisitions and for general corporate purposes. Pending such use, we may temporarily invest net proceeds. We will disclose any proposal to use the net proceeds from any offering of securities in connection with an acquisition in the prospectus supplement relating to such offering.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE DIVIDENDS TO EARNINGS

No shares of our senior preferred stock, or any other class of preferred stock, were outstanding during the years ended December 31, 2008, 2007, 2006, 2005 and 2004, and we did not pay preferred stock dividends during these periods. Consequently, the ratios of earnings to fixed charges and preferred dividends are the same as the ratios of earnings to fixed charges for the same periods listed above. The ratios of earnings to fixed charges and ratio of earnings to preferred dividends for the three months ended March 31, 2009 and the ratio of earning to fixed charges during the years ended December 31, 2008, 2007, 2006, 2005 and 2004 are as follows:

Consolidated Ratios of Earnings to Fixed Charges

	Three Months Ended March 31, 2009	Three Months Ended March 31, 2008	Twelve Months Ended
			2008	2007	2006	2005	2004
Ratio of Earnings to Combined Fixed Charges
Including interest on deposits	2.73X	2.11X	2.16	1.04X	1.77X	2.56X	2.40X
Excluding interest on deposits	1.72X	1.45X	1.48	1.02X	1.33X	1.71X	1.79X

Ratio of Earnings to Preferred Dividends	9.32	NA	NA	NA	NA	NA	NA

Note:	The ratio of earnings to fixed charges is calculated by adding income before income taxes plus fixed charges and dividing that sum by fixed charges.

The ratio of earnings to preferred dividends is calculated by dividing income before income taxes by the tax equivalent amount of preferred dividends (the preferred dividend divided by (1- the marginal income tax rate of 40.85%)).

GENERAL DESCRIPTION OF SECURITIES WE MAY OFFER

We, directly or through agents, dealers or underwriters designated from time to time, may offer, issue and sell, together or separately, up to $80,000,000 in aggregate offering price of:

•	shares of our common stock, par value $0.01 per share, in one or more classes;

•	shares or our preferred stock, par value $0.01 per share, in one ore more classes or series;

•	secured or unsecured debt securities, in one or more series, which may be either senior debt securities, subordinated debt securities or junior subordinated debt securities;

•	warrants to purchase our debt securities or common or preferred stock; and

•	any combination of the foregoing, either individually or together in any combination consisting of one or more of the following, each on terms to be determined at the time of sale.

We may issue the debt securities as exchangeable and/or convertible debt securities exchangeable for or convertible into shares of common stock or preferred stock. The preferred stock may also be exchangeable for and/or convertible into shares of common stock or another series of preferred stock. When a particular series of securities is offered, a supplement to this prospectus will be delivered with this prospectus, which will set forth the terms of the offering and sale of the offered securities.

DESCRIPTION OF CAPITAL STOCK

Pursuant to our Certificate of Incorporation, we have the authority to issue an aggregate of 60,000,000 shares of capital stock, consisting of 55,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share, issuable in series. As of June 10, 2009, we had 12,371,768 shares of common stock issued and outstanding and 38,263 shares of preferred stock issued and outstanding, all of which preferred stock are shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A. In addition, we had outstanding stock options granted to directors, officers and other employees for 1,650,274 shares of common stock.

The description herein does not contain all of the information that you may find useful or that may be important to you. You should refer to the provisions of our Certificate of Incorporation and bylaws because they, and not the summaries, define the rights of holders of shares of our common stock. You can obtain copies of our Certificate of Incorporation and bylaws by following the directions under the heading “Where You Can Find More Information.” In addition, you should be aware that the summary below does not give full effect to the terms of the provisions of statutory or common law which may affect your rights as a stockholder.

Common Stock

Each share of our common stock has the same relative rights and is identical in all respects to each other share of our common stock. Our common stock is non-withdrawable capital, is not of an insurable type and is not insured by the Federal Deposit Insurance Corporation or any other governmental entity.

Voting Rights

The holders of common stock are entitled to one vote per share on all matters presented to stockholders. Holders of common stock are not entitled to cumulate their votes in the election of directors. However, our Certificate of Incorporation provides that a record owner of our common stock who beneficially owns, either directly or indirectly, in excess of 10% of our outstanding shares, is not entitled to any vote in respect of the shares held in excess of the 10% limit.

No Preemptive or Conversion Rights

The holders of common stock do not have preemptive rights to subscribe for a proportionate share of any additional securities issued by OceanFirst before such securities are offered to others. The absence of preemptive rights increases our flexibility to issue additional shares of common stock in connection with our acquisitions, employee benefit plans and for other purposes, without affording the holders of common stock a right to subscribe for their proportionate share of those additional securities. The holders of common stock are not entitled to any redemption privileges, sinking fund privileges or conversion rights.

Dividends

Holders of common stock are entitled to receive dividends ratably when, as and if declared by our board of directors from assets legally available therefor, after payment of all dividends on preferred stock, if any is outstanding. Under Delaware law, we may pay dividends out of surplus or net profits for the fiscal year in which declared and/or for the preceding fiscal year, even if our surplus accounts are in a deficit position. Dividends paid by our subsidiary bank and proceeds received from the offering of trust preferred securities have historically been the primary source of funds available to OceanFirst. We expect to use these sources of funds in the future, as well as proceeds we may obtain from the offering of common stock, preferred stock, warrants and/or debt securities for payment of dividends to our stockholders, the repurchase of our common stock and for other needs. The declaration and amount of dividends depends on circumstances existing at the time, including our earnings, financial condition and capital requirements, as well as regulatory limitations and such other factors as our board of directors deems relevant.

On January 16, 2009, OceanFirst issued to the U.S. Department of the Treasury, as the initial selling security holder, Series A Preferred Stock. Pursuant to the terms of the Purchase Agreement, the Company’s ability to declare or pay dividends on any of its shares is limited. Specifically, the Company is unable to declare dividend payments on common shares if the Company is in arrears on the dividends on the Series A Preferred Stock. Further, the Company is not permitted to increase dividends on common stock above the amount of the last quarterly cash dividend per share declared prior to October 14, 2008 without the initial selling security holder’s approval until the third anniversary of the investment unless all of the Series A Preferred Stock has been redeemed or transferred.

Liquidation

Upon liquidation, dissolution or the winding up of our affairs, holders of common stock are entitled to receive their pro rata portion of our remaining assets after the holders of our preferred stock have been paid in full any sums to which they may be entitled.

Restrictions on Ownership

Under the federal Change in Bank Control Act and Savings and Loan Holding Company Act (the “Control Acts”), a notice must be submitted to the Office of Thrift Supervision if any person (including a company), or group acting in concert, seeks to acquire “control” of a savings and loan holding company or savings association. An acquisition of “control” can occur upon the acquisition of 10.0% or more of the voting stock of a savings and loan holding company or savings institution or as otherwise defined by the Office of Thrift Supervision. Under the Control Acts, the Office of Thrift Supervision has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition. Any company that so acquires control would then be subject to regulation as a savings and loan holding company.

Preferred Stock

Under our Certificate of Incorporation, our board of directors is authorized to issue additional shares of our preferred stock from time to time, in one or more classes or series, without stockholder approval. Prior to the issuance of shares of each class or series, our board of directors is required by the Delaware General Corporation

Law, or DGCL, and our Certificate of Incorporation to adopt resolutions and file a certificate of designation with the Delaware Secretary of State. The certificate of designation fixes for each class or series the designations, powers, preferences, rights, qualifications, limitations and restrictions of that class or series, including the following:

•	the number of shares constituting each class or series;

•	voting rights;

•	rights and terms of redemption, including sinking fund provisions;

•	dividend rights and rates;

•	terms concerning the distribution of assets;

•	conversion or exchange terms;

•	redemption prices; and

•	liquidation preferences.

All shares of preferred stock offered by this prospectus, when issued and paid for, will be validly issued, fully paid and nonassessable and will not have any preemptive or subscription rights.

We will describe in a prospectus supplement relating to the class or series of any preferred stock being offered the following terms:

•	the title and stated value of the preferred stock;

•	the number of shares of the preferred stock offered, the liquidation preference per share and the offering price of the preferred stock;

•	the dividend rate(s), period(s) or payment date(s) or method(s) of calculation applicable to the preferred stock;

•	whether dividends are cumulative or non-cumulative and, if cumulative, the date from which dividends on the preferred stock will accumulate;

•	our right, if any, to defer payment of dividends and the maximum length of any such deferral period;

•	the procedures for auction and remarketing, if any, for the preferred stock;

•	the provisions for a sinking fund, if any, for the preferred stock;

•	the provision for redemption, if applicable, of the preferred stock;

•	any listing of the preferred stock on any securities exchange;

•	the terms and conditions, if applicable, upon which the preferred stock will be convertible into common stock, including the conversion price or manner of calculation and conversion period;

•	voting rights, if any, of the preferred stock;

•	whether interests in the preferred stock will be represented by depositary shares;

•	a discussion of any material or special United States federal income tax considerations applicable to the preferred stock;

•	the relative ranking and preferences of the preferred stock as to dividend rights and rights upon the liquidation, dissolution or winding up of our affairs;

•

any limitations on issuance of any class or series of preferred stock ranking senior to or on a parity with the class or series of preferred stock as to dividend rights and rights upon the liquidation, dissolution or winding up of our affairs; and

•	any other specific terms, preferences, rights, limitations or restrictions of the preferred stock.

Anti-Takeover Provisions

Delaware Law

We are subject to Section 203 of the DGCL. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

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prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

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the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers of the corporation and (b) shares issued under employee stock plans under which employee participants do not have the right to determine whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66  2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of its stock owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Certain Provisions of OceanFirst’s Certificate of Incorporation and Bylaws

The following discussion is a general summary of the material provisions of our Certificate of Incorporation and bylaws and certain other regulatory provisions that may be deemed to have an “anti-takeover” effect. The following description of certain of these provisions is necessarily general and, with respect to provisions contained in our Certificate of Incorporation and bylaws, reference should be made in each case to the document in question.

Our Certificate of Incorporation and bylaws contain a number of provisions, relating to corporate governance and rights of stockholders, that might discourage future takeover attempts. As a result, stockholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of our board of directors or management more difficult.

The following description is a summary of the provisions of the Certificate of Incorporation and bylaws. See “Where You Can Find More Information” as to how to review a copy of these documents.

Directors. The board of directors is divided into three classes. The members of each class will be elected for a term of three years and only one class of directors will be elected annually. Thus, it would take at least two annual elections to replace a majority of our board of directors. Further, the bylaws impose notice and information requirements in connection with the nomination by stockholders of candidates for election to the board of directors or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders.

Restrictions on Call of Special Meetings. The Certificate of Incorporation and bylaws provide that special meetings of stockholders can be called only by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directorships. Stockholders are not authorized to call a special meeting of stockholders.

Prohibition of Cumulative Voting. The Certificate of Incorporation prohibits cumulative voting for the election of directors.

Limitation of Voting Rights. The Certificate of Incorporation provides that in no event will any record owner of any outstanding common stock which is beneficially owned, directly or indirectly, by a person who beneficially owns more than 10% of the then outstanding shares of common stock, be entitled or permitted to vote any of the shares held in excess of the 10% limit.

Restrictions on Removing Directors from Office. The Certificate of Incorporation provides that Directors may be removed only for cause by the vote of 80% of the outstanding shares entitled to vote at an annual or special meeting called for that purpose (after giving effect to the limitation on voting rights discussed above in “Limitation of Voting Rights”).

Authorized but Unissued Shares. We have authorized but unissued shares of common and preferred stock. The Certificate of Incorporation authorizes 5,000,000 shares of serial preferred stock. We are authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the designations, and relative preferences, limitations, voting rights, if any, including without limitation, offering rights of such shares (which could be multiple or as a separate class). See “—Preferred Stock.” In the event of a proposed merger, tender offer or other attempt to gain control of OceanFirst that the board of directors does not approve, it might be possible for the board of directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction. An effect of the possible issuance of additional preferred stock, therefore may be to deter a future attempt to gain control of OceanFirst.

Amendments to Certificate of Incorporation and Bylaws. Amendments to the Certificate of Incorporation must be approved by our board of directors and also by a majority of our outstanding shares of voting stock; provided, however, that approval by at least 80% of the outstanding voting stock is generally required to amend the following provisions:

•	the limitation on voting rights of persons who directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of any class of equity security of OceanFirst;

•	the inability of stockholders to act by written consent;

•	the inability of stockholders to call special meetings of stockholders;

•	the division of the board of directors into three staggered classes;

•	the ability of the board of directors to fill vacancies on the board;

•	the inability to deviate from the manner prescribed in the bylaws by which stockholders nominate directors and bring other business before meetings of stockholders;

•	the requirement that at least 80% of stockholders must vote to remove directors, and can only remove directors for cause;

•	the ability of the board of directors to amend and repeal the bylaws; and

•	the ability of the board of directors to evaluate a variety of factors in evaluating offers to purchase or otherwise acquire OceanFirst.

The bylaws may be amended by the affirmative vote of a majority of the directors of OceanFirst or the affirmative vote of at least 80% of the total votes eligible to be voted at a duly constituted meeting of stockholders.

Our common stock is listed on the NASDAQ Global Select Market. Holders of our common stock are not, and will not be, subject to any liability as stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company.

DESCRIPTION OF WARRANTS

The following description, together with the additional information we include in any applicable prospectus supplement, summarizes the material terms and provisions of the warrants that we may offer under this prospectus, which may consist of warrants to purchase common stock, preferred stock and/or debt securities in one or more series. Warrants may be offered independently or together with common stock, preferred stock and/or debt securities offered by any prospectus supplement, and may be attached to or separate from those securities. While the terms we have summarized below will generally apply to any future warrants we may offer under this prospectus, we will describe the particular terms of any warrants that we may offer in more detail in the prospectus supplement. The terms of any warrants we offer under a prospectus supplement may differ from the terms we describe below.

We may issue the warrants under a warrant agreement which we may enter into with a warrant agent to be selected by us. We use the term “warrant agreement” to refer to any of these warrant agreements. We use the term “warrant agent” to refer to the warrant agent under any of these warrant agreements. The warrant agent will act solely as an agent of ours in connection with the warrants and will not act as an agent for the holders or beneficial owners of the warrants.

The following summaries of material provisions of the warrants and the warrant agreements are subject to, and qualified in their entirety by reference to, all the provisions of the warrant agreement applicable to a particular series of warrants. We urge you to read the applicable prospectus supplement related to the warrants that we sell under this prospectus, as well as the complete warrant agreements that contain the terms of the warrants.

General

We will describe in the applicable prospectus supplement the terms relating to a series of warrants. If warrants for the purchase of debt securities are offered, the prospectus supplement will describe the following terms, to the extent applicable:

•	the offering price and the aggregate number of warrants offered;

•	the currencies in which the warrants are being offered;

•	the designation, aggregate principal amount, currencies, denominations and terms of the series of debt securities that can be purchased if a holder exercises a warrant;

•	the designation and terms of any series of debt securities with which the warrants are being offered and the number of warrants offered with each such debt security;

•

the principal amount of the series of debt securities that can be purchased if a holder exercises a warrant and the price at which and currencies in which such principal amount may be purchased upon exercise;

•	the terms of any rights to redeem or call the warrants;

•	the date on which the right to exercise the warrants begins and the date on which such right expires;

•	federal income tax consequences of holding or exercising the warrants; and

•	any other specific terms, preferences, rights or limitations of, or restrictions on, the warrants.

Warrants for the purchase of debt securities will be in registered form only.

If warrants for the purchase of common stock or preferred stock are offered, the prospectus supplement will describe the following terms, to the extent applicable:

•	the offering price and the aggregate number of warrants offered;

•

the total number of shares that can be purchased if a holder of the warrants exercises them and, in the case of warrants for preferred stock, the designation, total number and terms of the series of preferred stock that can be purchased upon exercise;

•	the designation and terms of any series of preferred stock with which the warrants are being offered and the number of warrants being offered with each share of common stock or preferred stock;

•

the number of shares of common stock or preferred stock that can be purchased if a holder exercises the warrant and the price at which such common stock or preferred stock may be purchased upon exercise, including, if applicable, any provisions for changes to or adjustments in the exercise price and in the securities or other property receivable upon exercise;

•	the terms of any rights to redeem or call, or accelerate the expiration of, the warrants;

•	the date on which the right to exercise the warrants begins and the date on which that right expires;

•	federal income tax consequences of holding or exercising the warrants; and

•	any other specific terms, preferences, rights or limitations of, or restrictions on, the warrants.

Warrants for the purchase of common stock or preferred stock will be in registered form only.

If the warrants are offered attached to common stock, preferred stock or debt securities, the prospectus supplement will also describe the date on and after which the holder of the warrants can transfer them separately from the related common stock, series of preferred stock or debt securities.

A holder of warrant certificates may exchange them for new certificates of different denominations, present them for registration of transfer and exercise them at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement. Until any warrants to purchase debt securities are exercised, the holder of the warrants will not have any of the rights of holders of the debt securities that can be purchased upon exercise, including any rights to receive payments of principal, premium or interest on the underlying debt securities or to enforce covenants in the applicable indenture. Until any warrants to purchase common stock or preferred stock are exercised, holders of the warrants will not have any rights of holders of the underlying common stock or preferred stock, including any rights to receive dividends or to exercise any voting rights, except to the extent set forth under “—Warrant Adjustments” below.

Exercise of Warrants

Each holder of a warrant is entitled to purchase the principal amount of debt securities or number of shares of common stock or preferred stock, as the case may be, at the exercise price described in the prospectus supplement. After the close of business on the day when the right to exercise terminates (or a later date if we extend the time for exercise), unexercised warrants will become void.

A holder of warrants may exercise them by following the general procedure outlined below:

•	delivering to the warrant agent the payment required by the applicable prospectus supplement to purchase the underlying security;

•	properly completing and signing the reverse side of the warrant certificate representing the warrants; and

•	delivering the warrant certificate representing the warrants to the warrant agent within five business days of the warrant agent receiving payment of the exercise price.

If you comply with the procedures described above, your warrants will be considered to have been exercised when the warrant agent receives payment of the exercise price, subject to the transfer books for the securities issuable upon exercise of the warrant not being closed on such date. After you have completed those procedures and subject to the foregoing, we will, as soon as practicable, issue and deliver to you the debt securities, common stock or preferred stock that you purchased upon exercise. If you exercise fewer than all of the warrants represented by a warrant certificate, a new warrant certificate will be issued to you for the unexercised amount of warrants. Holders of warrants will be required to pay any tax or governmental charge that may be imposed in connection with transferring the underlying securities in connection with the exercise of the warrants.

Amendments and Supplements to the Warrant Agreements

We may amend or supplement a warrant agreement without the consent of the holders of the applicable warrants to cure ambiguities in the warrant agreement, to cure or correct a defective provision in the warrant agreement, or to provide for other matters under the warrant agreement that we and the warrant agent deem necessary or desirable, so long as, in each case, such amendments or supplements do not materially and adversely affect the interests of the holders of the warrants.

Warrant Adjustments

Unless the prospectus supplement states otherwise, the exercise price of, and the number of securities covered by, a common stock warrant or preferred stock warrant will be adjusted proportionately if we subdivide or combine our common stock or preferred stock, as applicable. In addition, unless the prospectus supplement states otherwise, if we, without receiving payment for:

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issue capital stock or other securities convertible into or exchangeable for common stock or preferred stock, or any rights to subscribe for, purchase or otherwise acquire any of the foregoing, as a dividend or distribution to holders of our common stock or preferred stock;

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pay any cash to holders of our common stock or preferred stock other than a cash dividend paid out of our current or retained earnings or other than in accordance with the terms of the preferred stock;

•	issue any evidence of our indebtedness or rights to subscribe for or purchase our indebtedness to holders of our common stock or preferred stock; or

•

issue common stock or preferred stock or additional stock or other securities or property to holders of our common stock or preferred stock by way of spinoff, split-up, reclassification, combination of shares or similar corporate rearrangement, then the holders of common stock warrants and preferred stock warrants, as applicable, will be entitled to receive upon exercise of the warrants, in addition to the securities otherwise receivable upon exercise of the warrants and without paying any additional consideration, the amount of stock and other securities and property such holders would have been entitled to receive had they held the common stock or preferred stock, as applicable, issuable under the warrants on the dates on which holders of those securities received or became entitled to receive such additional stock and other securities and property.

Except as stated above or as otherwise set forth in the prospectus supplement, the exercise price and number of securities covered by a common stock warrant and preferred stock warrant, and the amounts of other securities or property to be received, if any, upon exercise of those warrants, will not be adjusted or provided for if we issue those securities or any securities convertible into or exchangeable for those securities, or securities carrying the right to purchase those securities or securities convertible into or exchangeable for those securities.

Holders of common stock warrants and preferred stock warrants may have additional rights under the following circumstances:

•	certain reclassifications, capital reorganizations or changes of the common stock or preferred stock, as applicable;

•	certain share exchanges, mergers, or similar transactions involving us and which result in changes of the common stock or preferred stock, as applicable; or

•	certain sales or dispositions to another entity of all or substantially all of our property and assets.

If one of the above transactions occurs and holders of our common stock or preferred stock are entitled to receive stock, securities or other property with respect to or in exchange for their securities, the holders of the common stock warrants and preferred stock warrants then outstanding, as applicable, will be entitled to receive upon exercise of their warrants the kind and amount of shares of stock and other securities or property that they would have received upon the applicable transaction if they had exercised their warrants immediately before the transaction.

DESCRIPTION OF DEBT SECURITIES

Debt may be Senior or Subordinated

We may issue senior or subordinated debt securities. The senior debt securities and, in the case of debt securities in bearer form, any coupons to these securities, will constitute part of our senior debt and, except as otherwise provided in the applicable prospectus supplement, will rank on a parity with all of our other unsecured and unsubordinated debt. The subordinated debt securities and any coupons will constitute part of our subordinated debt and will be subordinate and junior in right of payment to all of our “senior indebtedness” (as defined herein). If this prospectus is being delivered in connection with a series of subordinated debt securities, the accompanying prospectus supplement or the information we incorporate in this prospectus by reference will indicate the approximate amount of senior indebtedness outstanding as of the end of the most recent fiscal quarter. If issued, there will be one indenture for senior debt securities and one for subordinated debt securities.

Payments

We may issue debt securities from time to time in one or more series. The provisions of each indenture may allow us to “reopen” a previous issue of a series of debt securities and issue additional debt securities of that issue. The debt securities may be denominated and payable in U.S. dollars.

Debt securities may bear interest at a fixed rate or a floating rate, which, in either case, may be zero, or at a rate that varies during the lifetime of the debt security. Debt securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. The applicable prospectus supplement will describe the federal income tax consequences and special considerations applicable to any such debt securities.

Terms Specified in Prospectus Supplement

The prospectus supplement will contain, where applicable, the following terms of and other information relating to any offered debt securities:

•	classification as senior or subordinated debt securities and the specific designation;

•	aggregate principal amount, purchase price and denomination;

•	currency in which the debt securities are denominated and/or in which principal, and premium, if any, and/or interest, if any, is payable;

•	date of maturity;

•	the interest rate or rates or the method by which the interest rate or rates will be determined, if any;

•	the interest payment dates, if any;

•	the place or places for payment of the principal of and any premium and/or interest on the debt securities;

•	any repayment, redemption, prepayment or sinking fund provisions, including any redemption notice provisions;

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whether we will issue the debt securities in registered form or bearer form or both and, if we are offering debt securities in bearer form, any restrictions applicable to the exchange of one form for another and to the offer, sale and delivery of those debt securities in bearer form;

•	whether we will issue the debt securities in definitive form and under what terms and conditions;

•

the terms on which holders of the debt securities may convert or exchange these securities into or for common or preferred stock or other securities of ours offered hereby, into or for common or preferred stock or other securities of an entity affiliated with us or debt or equity or other securities of an entity not affiliated with us, or for the cash value of our stock or any of the above securities, the terms on which conversion or exchange may occur, including whether conversion or exchange is mandatory, at the option of the holder or at our option, the period during which conversion or exchange may occur, the initial conversion or exchange price or rate and the circumstances or manner in which the amount of common or preferred stock or other securities issuable upon conversion or exchange may be adjusted;

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information as to the methods for determining the amount of principal or interest payable on any date and/or the currencies, securities or baskets of securities, commodities or indices to which the amount payable on that date is linked;

•	any agents for the debt securities, including trustees, depositories, authenticating or paying agents, transfer agents or registrars;

•	the depository for global certificated securities, if any; and

•	any other specific terms of the debt securities, including any additional events of default or covenants, and any terms required by or advisable under applicable laws or regulations.

Registration and Transfer of Debt Securities

Holders may present debt securities for exchange, and holders of registered debt securities may present these securities for transfer, in the manner, at the places and subject to the restrictions stated in the debt securities and described in the applicable prospectus supplement. We will provide these services without charge except for any tax or other governmental charge payable in connection with these services and subject to any limitations provided in the applicable indenture.

If any of the securities are to be held in global form, the procedures for transfer of interests in those securities will depend upon the procedures of the depositary for those global securities. See “Legal Ownership of Securities—Global Securities.”

Subordination Provisions

The prospectus supplement relating to any offering of subordinated debt securities will describe the specific subordination provisions. However, unless otherwise noted in the prospectus supplement, subordinated debt securities will be subordinate and junior in right of payment to all of our senior indebtedness, to the extent and in the manner set forth in the subordinated indenture. The indenture for any subordinated debt securities will define the applicable “senior indebtedness.” Senior indebtedness shall continue to be senior indebtedness and be entitled to the benefits of the subordination provisions irrespective of any amendment, modification or waiver of any term of such senior indebtedness.

The applicable prospectus supplement will describe the circumstances under which we may withhold payment of principal of, or any premium or interest on, any subordinated debt securities. In such event, any payment or distribution under the subordinated debt securities, whether in cash, securities or other property, which would otherwise (but for the subordination provisions) be payable or deliverable in respect of the subordinated debt securities, will be paid or delivered directly to the holders of senior indebtedness or their representatives or trustees in accordance with the priorities then existing among such holders as calculated by us until all senior indebtedness has been paid in full. If any payment or distribution under the subordinated debt securities is received by the trustee of any subordinated debt securities in contravention of any of the terms of the subordinated indenture and before all the senior indebtedness has been paid in full, such payment or distribution will be received in trust for the benefit of, and paid over or delivered to, the holders of the senior indebtedness or their representatives or trustees at the time outstanding in accordance with the priorities then existing among such holders as calculated by us for application to the payment of all senior indebtedness remaining unpaid to the extent necessary to pay all such senior indebtedness in full.

Covenants

The applicable prospectus supplement will contain, where applicable, the following information about any senior debt securities issued under it:

•	the terms and conditions of any restrictions on our ability to create, assume, incur or guarantee any indebtedness for borrowed money that is secured by a pledge, lien or other encumbrance; and

•	the terms and conditions of any restrictions on our ability to merge or consolidate with any other person or to sell, lease or convey all or substantially all of our assets to any other person.

Events of Default

The indenture for any senior debt securities will provide holders of the securities with the terms of remedies if we fail to perform specific obligations, such as making payments on the debt securities or other indebtedness, or if we become bankrupt. Holders should review these provisions and understand which of our actions trigger an event of default and which actions do not. The indenture may provide for the issuance of debt securities in one or more series and whether an event of default has occurred may be determined on a series by series basis. The events of default will be defined under the indenture and described in the prospectus supplement.

The prospectus supplement will contain:

•

the terms and conditions, if any, by which the securities holders may declare the principal of all debt securities of each affected series and interest accrued thereon to be due and payable immediately; and

•	the terms and conditions, if any, under which all of the principal of all debt securities and interest accrued thereon shall be immediately due and payable.

The prospectus supplement will also contain a description of the method by which the holders of the outstanding debt securities may annul past declarations of acceleration of, or waive past defaults of, the debt securities.

The indenture will contain a provision entitling the trustee, subject to the duty of the trustee during a default to act with the required standard of care, to be indemnified by the holders of debt securities issued under the indenture before proceeding to exercise any trust or power at the request of holders. The prospectus supplement will contain a description of the method by which the holders of outstanding debt securities may direct the time, method and place of conducting any proceeding for any remedy available to the applicable trustee, or exercising any trust or power conferred on the trustee.

The indenture will provide that no individual holder of debt securities may institute any action against us under the indenture, except actions for payment of overdue principal and interest. The prospectus supplement will contain a description of the circumstances under which a holder may exercise this right.

The indenture will contain a covenant that we will file annually with the trustee a certificate of no default or a certificate specifying any default that exists.

Discharge

The prospectus supplement will contain a description of our ability to eliminate most or all of our obligations on any series of debt securities prior to maturity provided we comply with the provisions described in the prospectus supplement.

We will also have the ability to discharge all of our obligations, other than as to transfers and exchanges, under any series of debt securities at any time, which we refer to as “defeasance.” We may be released with respect to any outstanding series of debt securities from the obligations imposed by any covenants limiting liens and consolidations, mergers, and asset sales, and elect not to comply with those sections without creating an event of default. Discharge under those procedures is called “covenant defeasance.” The conditions we must satisfy to exercise covenant defeasance with respect to a series of debt securities will be described in the applicable prospectus supplement.

Modification of the Indenture

The prospectus supplement will contain a description of our ability and the terms and conditions under which, with the applicable trustee, we may enter into supplemental indentures which make certain changes that do not adversely affect in any material respect the interests of the holders of any series without the consent of the holders of debt securities issued under a particular indenture.

The prospectus supplement will contain a description of the method by which we and the applicable trustee, with the consent of the holders of outstanding debt securities, may add any provisions to, or change in any manner or eliminate any of the provisions of, the applicable indenture or modify in any manner the rights of the holders of those debt securities. The prospectus supplement will also describe the circumstances under which we may not exercise on this right without the consent of each holder that would be affected by such change.

We may not amend a supplemental indenture relating to subordinated debt securities to alter the subordination of any outstanding subordinated debt securities without the written consent of each potentially adversely affected holder of subordinated and senior indebtedness then outstanding.

SUPERVISION AND REGULATION

Our principal subsidiary, OceanFirst Bank, is a federally-chartered savings and loan association and is subject to regulation and supervision by the Office of Thrift Supervision, or OTS and by the Federal Deposit Insurance Corporation, or FDIC. As the holding company for OceanFirst Bank, we are a savings and loan holding company subject to regulation and supervision by the OTS.

In addition, dividends, loans and advances from OceanFirst Bank are restricted by certain laws and regulations. The FDIC and the OTS can limit OceanFirst Bank’s payment of dividends based on, among other factors, the maintenance of adequate capital for such subsidiary bank.

For a discussion of the material elements of the regulatory framework applicable to savings and loan holding companies and their subsidiaries, and specific information relevant to us, you should refer to our most recent Annual Report on Form 10-K and the subsequent quarterly and current reports filed by us with the SEC pursuant to the Securities Exchange Act of 1934, which are incorporated by reference in this prospectus. This regulatory framework is intended primarily for the protection of depositors and the deposit insurance funds rather than for the protection of security holders.

Changes to the laws and regulations applicable to us or our subsidiaries can affect the operating environment of savings and loan holding companies and their subsidiaries in substantial and unpredictable ways. We cannot accurately predict whether those changes in laws and regulations will occur, and, if those changes occur, the ultimate effect they would have upon our or our subsidiaries’ financial condition or results of operations.

LEGAL OWNERSHIP OF SECURITIES

We can issue securities in registered form or in the form of one or more global securities. We describe global securities in greater detail below. We refer to those persons who have securities registered in their own names on the books that we or any applicable trustee or depositary or warrant agent maintain for this purpose as the “holders” of those securities. These persons are the legal holders of the securities. We refer to those persons who, indirectly through others, own beneficial interests in securities that are not registered in their own names, as “indirect holders” of those securities. As we discuss below, indirect holders are not legal holders, and investors in securities issued in book-entry form or in street name will be indirect holders.

Book-Entry Holders

We may issue securities in book-entry form only, as we will specify in the applicable prospectus supplement. This means securities may be represented by one or more global securities registered in the name of a financial institution that holds them as depositary on behalf of other financial institutions that participate in the depositary’s book-entry system. These participating institutions, which are referred to as participants, in turn, hold beneficial interests in the securities on behalf of themselves or their customers.

Only the person in whose name a security is registered is recognized as the holder of that security. Global securities will be registered in the name of the depositary or its participants. Consequently, for global securities, we will recognize only the depositary as the holder of the securities, and we will make all payments on the securities to the depositary. The depositary passes along the payments it receives to its participants, which in turn pass the payments along to their customers who are the beneficial owners. The depositary and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the securities.

As a result, investors in a global security will not own securities directly. Instead, they will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depositary’s book-entry system or holds an interest through a participant. As long as the securities are issued in global form, investors will be indirect holders, and not holders, of the securities.

Street Name Holders

We may terminate a global security or issue securities that are not issued in global form. In these cases, investors may choose to hold their securities in their own names or in “street name.” Securities held by an investor in street name would be registered in the name of a bank, broker or other financial institution that the investor chooses, and the investor would hold only a beneficial interest in those securities through an account he or she maintains at that institution.

For securities held in street name, we or any applicable trustee or depositary will recognize only the intermediary banks, brokers and other financial institutions in whose names the securities are registered as the holders of those securities, and we or any such trustee or depositary will make all payments on those securities to them. These institutions pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold securities in street name will be indirect holders, not holders, of those securities.

Legal Holders

Our obligations, as well as the obligations of any applicable trustee or third party employed by us or a trustee, run only to the legal holders of the securities. We do not have obligations to investors who hold beneficial interests in global securities, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect holder of a security or has no choice because we are issuing the securities only in global form.

For example, once we make a payment or give a notice to the holder, we have no further responsibility for the payment or notice even if that holder is required, under agreements with depository participants or customers or by law, to pass it along to the indirect holders but does not do so. Similarly, we may want to obtain the approval of the holders to amend an indenture, to relieve us of the consequences of a default or of our obligation to comply with a particular provision of an indenture, or for other purposes. In such an event, we would seek approval only from the legal holders, and not the indirect holders, of the securities. Whether and how the holders contact the indirect holders is up to the legal holders.

Special Considerations For Indirect Holders

If you hold securities through a bank, broker or other financial institution, either in book-entry form because the securities are represented by one or more global securities or in street name, you should check with your own institution to find out:

•	how it handles securities payments and notices;

•	whether it imposes fees or charges;

•	how it would handle a request for the holders’ consent, if ever required;

•	whether and how you can instruct it to send you securities registered in your own name so you can be a holder, if that is permitted in the future;

•	how it would exercise rights under the securities if there were a default or other event triggering the need for holders to act to protect their interests; and

•	if the securities are global securities, how the depositary’s rules and procedures will affect these matters.

Global Securities

A global security is a security which represents one or any other number of individual securities held by a depositary. Generally, all securities represented by the same global securities will have the same terms.

Each security issued in book-entry form will be represented by a global security that we issue to, deposit with and register in the name of a financial institution or its nominee that we select. The financial institution that we select for this purpose is called the depositary. Unless we specify otherwise in the applicable prospectus supplement, The Depository Trust Company, commonly referred to as DTC, will be the depositary for all global securities issued under this prospectus.

A global security may not be transferred to or registered in the name of anyone other than the depositary, its nominee or a successor depositary, unless special termination situations arise. We describe those situations below under “—Special Situations When a Global Security Will Be Terminated.” As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that does. Thus, an investor whose security is represented by a global security will not be a holder of the security, but only an indirect holder of a beneficial interest in the global security.

If the prospectus supplement for a particular security indicates that the security will be issued as a global security, then the security will be represented by a global security at all times unless and until the global security is terminated. If termination occurs, we may issue the securities through another book-entry clearing system or decide that the securities may no longer be held through any book-entry clearing system.

Special Considerations For Global Securities

As an indirect holder, an investor’s rights relating to a global security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to securities transfers. We do not recognize an indirect holder as a legal holder of securities and instead deal only with the depositary that holds the global security.

If securities are issued only as a global security, an investor should be aware of the following:

•

An investor cannot cause the securities to be registered in his or her name, and cannot obtain non-global certificates for his or her interest in the securities, except in the special situations we describe below;

•

An investor will be an indirect holder and must look to his or her own bank or broker for payments on the securities and protection of his or her legal rights relating to the securities, as we describe above;

•	An investor may not be able to sell interests in the securities to some insurance companies and to other institutions that are required by law to own their securities in non-book-entry form;

•

An investor may not be able to pledge his or her interest in the global security in circumstances where certificates representing the securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective;

•

The depositary’s policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to an investor’s interest in the global security. We and any applicable trustee have no responsibility for any aspect of the depositary’s actions or for its records of ownership interests in the global security. We and the trustee also do not supervise the depositary in any way;

•

The depositary may, and we understand that DTC will, require that those who purchase and sell interests in the global security within its book-entry system use immediately available funds, and your broker or bank may require you to do so as well; and

•

Financial institutions that participate in the depositary’s book-entry system, and through which an investor holds its interest in the global security, may also have their own policies affecting payments, notices and other matters relating to the securities. There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the actions of any of those intermediaries.

Special Situations When A Global Security Will Be Terminated

In a few special situations described below, a global security will terminate and interests in it will be exchanged for physical certificates representing those interests. After that exchange, the choice of whether to hold securities directly or in street name will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in securities transferred to their own name, so that they will be direct holders. We have described the rights of holders and street name investors above.

A global security will terminate when the following special situations occur:

•

if the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for that global security and we do not appoint another institution to act as depositary within 90 days;

•	if we notify any applicable trustee that we wish to terminate that global security; or

•	if an event of default has occurred with regard to securities represented by that global security and has not been cured or waived.

The prospectus supplement may also list additional situations for terminating a global security that would apply only to the particular series of securities covered by the prospectus supplement. When a global security terminates, the depositary, and not we or any applicable trustee, is responsible for deciding the names of the institutions that will be the initial direct holders.

PLAN OF DISTRIBUTION

The securities described in this prospectus may be sold in any of the following ways: (1) through underwriters or dealers; (2) through agents; or (3) directly to one or more purchasers (through a specific bidding or auction process or otherwise).

The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

In connection with the sale of securities, underwriters or agents may receive compensation from us or from purchasers of the securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agents. If a dealer is utilized to sell the securities, we will sell such securities to the dealer as principal. The dealer may then resell such securities to the public at varying prices to be determined by such dealer at any time of resale.

Underwriters, dealers and agents that participate in the distribution of the securities may be deemed to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of the securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter, dealer or agent will be identified, and any such compensation received from us will be described, in the applicable prospectus supplement.

Offers to purchase the securities may be solicited directly and the sale thereof may be made directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the prospectus supplement relating thereto, including the terms of any bidding or auction process.

If so indicated in the prospectus supplement, we will authorize underwriters, dealers or agents to solicit offers by certain specified institutions to purchase the securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the prospectus supplement and the prospectus supplement will set forth the commission payable for the solicitation of such contracts.

Certain persons participating in an offering may engage in overallotment, stabilizing transactions, short covering transactions and penalty bids in accordance with rules and regulations under the Securities Exchange Act of 1934, or Exchange Act. Overallotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a short covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at anytime.

If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at carrying prices determined by the dealers at the time or resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Underwriters or agents could make sales in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an at-the-market offering as defined in Rule 415 promulgated under the Securities Act, which includes sales made directly on or through the NASDAQ Global Select Market, the existing trading market for our ordinary shares, or sales made to or through a market maker other than on an exchange.

Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of the securities may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act or to contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect thereof.

Certain of the underwriters, dealers or agents and their associates may be customers of, engage in transactions with, and perform services for, us in the ordinary course of business.

The securities may or may not be listed on a national securities exchange. We cannot assure you that there will be a market for the securities.

In compliance with the guidelines of the Financial Industry Regulatory Authority, Inc., or FINRA, the maximum consideration or discount to be received by any FINRA member or independent broker dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus and any applicable prospectus supplement.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, the validity of the securities offered pursuant to this prospectus will be passed upon for us by Locke Lord Bissell & Liddell LLP, Washington, D.C. Certain legal matters in connection with an offering pursuant to this prospectus will be passed upon for the underwriters, dealers and/or agents by counsel to be named in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of OceanFirst Financial Corp. and subsidiary as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http:/www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at http://www.oceanfirst.com. Our website is not a part of this prospectus. You may also read and copy any document we file at the SEC’s public reference room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

The SEC allows us to “incorporate by reference” information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this prospectus. In all cases, you should rely on the later information over different information included in this prospectus.

We incorporate by reference the documents listed below and all future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until we have sold all shares offered by this prospectus or until this offering is otherwise completed, except to the extent that any information contained in such filings is deemed “furnished” in accordance with SEC rules:

•	Our Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 13, 2009;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed on May 11, 2009;

•

Our Current Reports on Form 8-K filed on January 8, 2009; January 20, 2009; January 26, 2009 (Item 8.01 only); February 9, 2009; April 24, 2009 (Item 8.01 only); May 7, 2009; May 28, 2009; and June 12, 2009;

•	Proxy Statement filed with the SEC on April 3, 2009; and

•	The description of our common stock contained in our Form 8-A as filed with the SEC pursuant to Sections 12(b) and 12(g) of the Exchange Act, on May 8, 1996.

In addition, we also incorporate by reference into this prospectus additional information that we subsequently file with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the termination of the offering. These documents include annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, as well as proxy statements. Unless specifically stated to the contrary, none of the information we disclose under Item 2.02 or Item 7.01(or former Item 9 or Item 12) of any current report on Form 8-K that we may from time to time furnish to the SEC will be incorporated by reference into, or otherwise, included in this prospectus.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

OceanFirst Financial Corp.

975 Hooper Avenue

Toms River, NJ 08753

Attention: Jill Apito Hewitt ,

(732) 240-4500 extension 7516

Any statement contained in a document incorporated or deemed to be incorporated herein shall be deemed modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document that is deemed to be incorporated herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone else to provide you with additional or different information. This prospectus is not an offer to sell theses securities in any state where the offer or sale of these securities is not permitted.

5,556,000 Shares

OCEANFIRST FINANCIAL CORP

Common Stock

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

SANDLER O’NEILL + PARTNERS, L.P.	Stifel Nicolaus

Co-Managers

KEEFE, BRUYETTE & WOODS	STERNE AGEE

October 28, 2009